Exhibit 99.1

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement (the "Prospectus Supplement"), together with the accompanying short form base shelf prospectus dated May 16, 2024 (the "Prospectus") to which it relates, as amended or supplemented, and each document incorporated by reference into this Prospectus Supplement and the Prospectus, as amended or supplemented, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the United States, and may not be offered, sold or delivered, directly or indirectly, in the United States of America, its territories, possessions or the District of Columbia (the "United States"), or to a U.S. person (as such term is defined in Regulation S under the U.S. Securities Act) (a "U.S. Person") unless exemptions from the registration requirements of the U.S. Securities Act and any applicable state securities laws are available. This Prospectus Supplement together with the Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States or to, or for the account or benefit of, any U.S. Person. See "Plan of Distribution".

Information has been incorporated by reference in this Prospectus Supplement and the Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President of Investor Relations of Glass House Brands Inc. at 3645 Long Beach Boulevard, Long Beach California 90807; telephone: (562) 264-5078, and are also available electronically at www.sedarplus.ca and www.sec.gov.

PROSPECTUS SUPPLEMENT
(TO THE SHORT FORM BASE SHELF PROSPECTUS DATED MAY 16, 2024)

New Issue	December 2, 2024

GLASS HOUSE BRANDS INC.

Up to US$25,000,000 of
Subordinate Voting Shares, Restricted Voting Shares and Limited Voting Shares

This Prospectus Supplement of Glass House Brands Inc. ("Glass House" or the "Company"), together with the Prospectus, qualifies for distribution up to US$25,000,000 of subordinate voting shares, restricted voting shares and limited voting shares (collectively the "Equity Shares") of the Company (the "Offering"). The Company has entered into an equity distribution agreement dated November 13, 2024 (the "Equity Distribution Agreement") with ATB Securities Inc. and Canaccord Genuity Corp. (together, the "Agents") relating to the Equity Shares offered by this Prospectus Supplement and the accompanying Prospectus. In accordance with the terms of the Equity Distribution Agreement, and except as noted below, the Company may distribute up to US$25,000,000 of Equity Shares from time to time through the Agents, as agents for the distribution of the Equity Shares pursuant to the Offering. See "Plan of Distribution".

The issued and outstanding Equity Shares are listed and posted for trading on Cboe Canada (the "Exchange") under the symbol "GLAS.A.U" and are quoted on the OTCQX Best Market under the symbol "GLASF". On November 29, 2 024, the last trading day prior to the date of this Prospectus Supplement, the closing price per Equity Share on the Exchange was US$6.98. The Company has applied to list the Equity Shares offered by this Prospectus Supplement and the Prospectus on the Exchange. Listing will be subject to the Company fulfilling all of the listing requirements of the Exchange.

Investing in securities of the Company is speculative and involves a high degree of risk and should only be made by persons who can afford the total loss of their investment. A prospective purchaser should therefore review this Prospectus Supplement and the Prospectus, as amended or supplemented, and the documents incorporated by reference herein and therein, as amended or supplemented, in their entirety and carefully consider the risk factors described or referenced under "Risk Factors" herein, in the Prospectus and in the annual information form of the Company incorporated by reference in the Prospectus at the relevant time and the risks otherwise described in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein, prior to investing in any Equity Shares offered hereby.

Purchasing Equity Shares may subject investors to tax consequences in Canada. Investors should consult their own tax advisors with respect to their own particular circumstances.

Sales of Equity Shares, if any, under this Prospectus Supplement and the Prospectus are anticipated to be made in transactions that are deemed to be "at-the-market distributions" as defined in National Instrument 44-102 Shelf Distributions ("NI 44-102"), involving sales made directly on the Exchange or any other recognized Canadian "marketplace" within the meaning of National Instrument 21-101 Marketplace Operation upon which the Equity Shares are listed, quoted or otherwise traded (a "Marketplace"). The Equity Shares will be distributed at market prices prevailing at the time of the sale of such Equity Shares. As a result, prices may vary as between purchasers and during the period of distribution. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the offering amount set out above, or none at all. An investor will not be entitled to a return of its investment if only a portion of the disclosed maximum offering amount set out above is in fact raised. See "Plan of Distribution".

Pursuant to the terms of the Equity Distribution Agreement, the Company will compensate the Agents for its services in acting as agents in the sale of the Equity Shares pursuant to the Offering in an amount equal to up to 3.0% of the gross proceeds from sales of the Equity Shares made on the Exchange or another Marketplace. The Company estimates that the total expenses that it will incur for the Offering, excluding compensation payable to the Agents under the terms of the Equity Distribution Agreement, will be approximately US$350,000. See "Plan of Distribution".

No underwriter of the Offering, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Equity Shares, including selling an aggregate number or principal amount of Equity Shares that would result in the underwriter creating an over-allocation position in the Equity Shares. See "Plan of Distribution".

Further particulars concerning the attributes of the Equity Shares are set out under "Description of Capital Structure" in the Prospectus, which provides for the issuance from time to time over a 25-month period of Subordinate Voting Shares, Restricted Voting Shares, Limited Voting Shares, Preferred Shares, debt securities, subscription receipts, warrants and units.

The directors, chief executive officer and chief financial officer of the Company reside outside of Canada and each has appointed Bennett Jones LLP, 3400 One First Canadian Place, Toronto, Ontario, M5X 1A4, as his or her agents for service of process in Canada. Macias Gini & O'Connell LLP, 2029 Century Park East, Suite 1500, Los Angeles, California, 90067, United States of America, the auditor of the Company, is incorporated, continued or otherwise organized under the laws of a jurisdiction outside of Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that resides outside of Canada or is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction, even if the party has appointed an agent for service of process.

The head office of the Company is 3645 Long Beach Boulevard, Long Beach, California 90807. The registered office of the Company is 666 Burrard Street, Suite 2500, Vancouver, British Columbia V6C 2X8 Canada.

This Prospectus Supplement qualifies the distribution of securities of an entity that currently directly derives all of its revenues from the cannabis industry in the State of California, which industry is illegal under U.S. Federal Law. As of the date hereof, 100% of the Company's operations are in the United States. The Company is directly involved (through licensed subsidiaries) in the cannabis industry in the United States where local and State laws presently permit such activities. Currently, the subsidiaries and managed entities of the Company are directly engaged in the cultivation, manufacture, possession, use, sale, and/or distribution of cannabis and/or hold licenses in the adult-use and/or medicinal cannabis marketplace in the State of California. The Company is a vertically-integrated cannabis company in the United States with operations exclusively in the State of California.

The United States federal government regulates drugs through the Controlled Substances Act of 1970 (21 U.S.C.§ 811) (the "CSA"), which places controlled substances, including marijuana (defined as all parts of the plant cannabis sativa L. containing more than 0.3 percent tetrahydrocannabinol (THC)), in a schedule. Under the CSA, marijuana (also referred to as cannabis) is presently classified as a Schedule I controlled substance, although a proposal to reclassify cannabis as a Schedule III controlled substance was recently put forth by the United States Department of Justice ("DOJ"), of which the United States Drug Enforcement Agency (the "DEA") forms a part. The proposal was approved by the White House Office of Management and Budget ("OMB") and published on May 21, 2024 as a Notice of Proposed Rulemaking (the "NPRM") in the Federal Register, thereby commencing the timeframe for public comment. The DEA subsequently elected to hold public hearings on the NPRM and issues raised in public comments. On December 2, 2024, the DEA commenced its first formal hearing proceedings regarding the proposed rescheduling of cannabis. At this time it is not known how long the DEA hearing proceedings will continue, nor the overall timeline for the DEA to resolve, if at all, the proceeding to reschedule cannabis.

Under United States federal law, a Schedule I controlled substance is defined as a substance with a high potential for abuse, no accepted medical use in the United States, and a lack of accepted safety for the use of the drug under medical supervision. The United States Food and Drug Administration has not approved marijuana as a safe and effective drug for any indication.

In the United States, marijuana is additionally and separately regulated at the State and local municipal levels. State laws and implementing regulations, and those ordinances and regulations of local municipalities, as applicable, regulating cannabis are in many cases in direct conflict with U.S. federal law, which makes cannabis use and possession federally illegal. Even in the event of a U.S. federal reclassification of cannabis to Schedule III, cannabis use and possession will remain federally illegal and state laws and implementing regulations will remain in conflict with U.S. federal law. Although certain states authorize medical or adult-use cannabis production and distribution by licensed or registered entities, under U.S. federal law, the manufacturing, distribution, possession, cultivation and retail dispensing of cannabis and any related drug paraphernalia is illegal, and any such acts are criminal acts under federal law. The Supremacy Clause of the United States Constitution establishes that the United States Constitution and federal laws made pursuant to it are paramount and, in case of conflict between federal and state law, the federal law shall control.

Under President Barack Obama, the U.S. administration attempted to address the inconsistencies between federal and state regulation of cannabis in a memorandum sent by then-Deputy Attorney General James Cole to all United States Attorneys in August 2013 (the "Cole Memorandum"). The Cole Memorandum acknowledged that notwithstanding the designation of cannabis as a controlled substance at the federal level in the United States, several States had enacted laws relating to cannabis for medical and recreational purposes. The Cole Memorandum provided updated guidance to federal prosecutors concerning cannabis enforcement under the CSA in jurisdictions where the State had legalized some or all cannabis uses. The Cole Memorandum guidance applied to all of the DOJ's enforcement activity, including civil enforcement and criminal investigations and prosecutions, concerning cannabis activity in all States. The Cole Memorandum explicitly limited federal investigation and prosecution of cannabis activities to a series of narrow federal priorities, effectively allowing State and local law to control legalization of cannabis for medicinal or recreational purposes. In March 2017, then newly-appointed Attorney General Jeff Sessions, a long-time opponent of state- iii regulated medical and recreational cannabis, noted limited federal resources and acknowledged that much of the Cole Memorandum had merit; however, he had previously stated that he did not believe it had been implemented effectively.

On January 4, 2018, former U.S. Attorney General Jeff Sessions issued a memorandum to U.S. district attorneys which rescinded previous guidance from the DOJ specific to cannabis enforcement in the United States, including the Cole Memorandum. With the Cole Memorandum rescinded, U.S. federal prosecutors were given discretion in determining whether to prosecute cannabis related violations of U.S. federal law, subject to budgetary constraints. On November 7, 2018, Mr. Sessions tendered his resignation as Attorney General at the request of then President Donald J. Trump. Following Mr. Sessions' resignation, Matthew Whitaker began serving as Acting United States Attorney General, until February 14, 2019, when William Barr was appointed as the United States Attorney General. During his Senate confirmation hearing, Mr. Barr stated that he disagrees with efforts by States to legalize marijuana, but would not pursue marijuana companies in states that legalized marijuana under Obama administration policies. He stated further that he would not upset settled expectations that had arisen as a result of the Cole Memorandum. Federal enforcement of cannabis-related activity remained consistent with the priorities outlined in the Cole Memorandum throughout Attorney General Barr's tenure.

On January 20, 2021, Joseph R. Biden Jr. was sworn in as the new President of the United States. President Biden nominated federal judge Merrick Garland to serve as his Attorney General. During his confirmation hearings in the Senate on February 22, 2021, Attorney General nominee Garland confirmed that he would not prioritize pursuing cannabis prosecutions in states that have legalized and that are regulating the use of cannabis, both for medical and adult use. The Senate confirmed Judge Garland as Attorney General on March 1 0, 2021.

On October 6, 2022, President Biden instructed Attorney General Garland to review the classification schedule of cannabis, during a "Statement on Marijuana Reform." This review has resulted in efforts to remove cannabis from Schedule I of the CSA, and to reclassify it within Schedule III. On August 30, 2023, the Department of Health and Human Services published its recommendation that marijuana should be moved to Schedule III. The DEA has the final say in whether to change marijuana's scheduling and is not bound to abide by the recommendations of the Department of Health and Human Services ("HHS").

On April 30, 2024, the DOJ indeed followed HHS's recommendation and circulated a proposal to reclassify cannabis as a Schedule III controlled substance under the CSA, thereby commencing a formal rulemaking process. The proposal was approved by the White House Office of Management and Budget ("OMB") and published on May 21, 2024 as a NPRM in the Federal Register, thereby commencing the timeframe for public comment. The DEA subsequently elected to hold public hearings on the NPRM and issues raised in public comments. On December 2, 2024, the DEA commenced its first formal hearing proceedings regarding the proposed rescheduling of cannabis. The associated federal rulemaking process is, therefore, ongoing and it is not clear when stakeholders can expect to review the outcome of the rulemaking, if it proceeds at all. Any initially published proposal cannot be taken as the final form of any rule that is finally adopted as a result of the rulemaking, if it is indeed to be adopted at all following public comment and subsequent revisions of the substance of the proposed changes. There is no guarantee that cannabis will be reclassified as a Schedule III controlled substance under the CSA or if it will be removed from the list of Schedule I controlled substances, or that the final rule adopted as a result of the aforementioned rulemaking will be favorable to the Company.

On November 4, 2024, Donald J. Trump was elected as the next President of the United States. There is little to no evidence to date, however, that decriminalization of commercial cannabis activity, or robust legislative reform regarding cannabis so as to better facilitate commercial cannabis activity that is legal under state and local laws and regulations, is a priority of the incoming Trump administration, much less a politically viable policy issue.

Additionally, changing marijuana's scheduling under the CSA is not equivalent to decriminalizing marijuana use, and would serve to alter, but not eliminate, federal regulation of marijuana. Altering the scheduling would mean the federal government acknowledges some medical uses of marijuana, but would not change its current status as a controlled substance subject to stringent federal rules and regulations, nor would it necessarily iv reduce or simplify federal regulatory and legal barriers under federal law with respect to adult-use marijuana markets currently authorized under State and local laws. Altering the scheduling as proposed is anticipated to have a significant tax impact on commercial cannabis businesses including the Company. Namely, if rescheduling proceeds as expected, it is anticipated that commercial cannabis businesses could avoid unfavorable treatment under Section 280E of the Internal Revenue Code. Section 280E, which currently prevents commercial cannabis business from taking ordinary business deductions afforded to non-cannabis businesses, applies to businesses engaged in the sale or trafficking of Schedule I and Schedule II controlled substances but does not apply to Schedule III controlled substances.

If the DEA does not act to alter the scheduling of marijuana, Congress could take legislative action to remove marijuana from Schedule I, either choosing to move it to another schedule, create a new schedule or classification for marijuana under the CSA, or remove marijuana as a controlled substance all together.

Pending enactment of additional federal legislation, the current U.S. Financial Crimes Enforcement Network guidance (FIN-2014-G001, issued February 14, 2014) remains in line with the Cole Memorandum and details due diligence requirements, the requirement to file regular Suspicious Activity Reports for cannabis-related businesses, and compliance with Currency Transaction Reports. Existing guidelines permit banking institutions to service commercial cannabis industry if they follow strict guidelines and comply with regular mandatory reporting relating to those entities.

There is no guarantee that State and local laws legalizing and regulating the sale and use of cannabis will not be repealed, rescinded, amended, modified or overturned, that regulations will not be promulgated or amended which substantially alter the Company's current operations or proposed expansion, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the United States Congress amends the CSA and other federal laws and policies applicable to commercial cannabis activity, or the DEA de-schedules or re-schedules cannabis, in a manner that results in federal law that no longer conflicts with the medical and/or adult-use cannabis legal and regulatory regimes within the state of California, including both state and local regulations (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that U.S. federal authorities may enforce current U.S. federal law. If the U.S. federal government were to begin to enforce certain U.S. federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed, rescinded, amended, modified or overturned, or if regulations are promulgated or amended which substantially alter the Company's current operations or proposed expansion, the Company's business results of operations, financial condition and prospects would likely be materially adversely affected. There also are a number of U.S. federal laws besides the CSA that heavily and disproportionately impact the cannabis industry, such as certain federal banking, tax laws, and securities laws, regulations, and policies, which are subject to change at any time in a manner such that the Company's business results of operations, financial condition and prospects would likely be materially adversely affected. See "Risk Factors" in this Prospectus Supplement, the Prospectus and the AIF (as defined below) for additional information on this risk.

In light of the political and regulatory uncertainty surrounding the treatment of U.S. cannabis-related activities, including the rescission of the Cole Memorandum discussed above, on February 8, 2018, the Canadian Securities Administrators published Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana-Related Activities ("Staff Notice 51-352") setting out the Canadian Securities Administrators' disclosure expectations for specific risks facing issuers with cannabis-related activities in the United States. Staff Notice 5 1-352 includes additional disclosure expectations that apply to all issuers with U.S. cannabis-related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as issuers that provide goods and services to third parties involved in the U.S. cannabis industry.

The Company's involvement in the U.S. cannabis market may subject it to heightened scrutiny by regulators, stock exchanges, clearing agencies, and other U.S. and Canadian authorities. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company's ability to operate in the U.S. or any other jurisdiction. The Company has received and continues to receive legal input regarding (i) compliance with applicable federal, state, and local regulatory frameworks, and (ii) potential exposure and implications arising from U.S. federal law in certain respects. The Company receives such input on an ongoing basis but does not have a formal legal opinion on such matters. There are a number of risks v associated with the Company's business. See "Cannabis Market Overview – Legal and Regulatory Matters – United States Federal Overview", "Cannabis Market Overview – Legal and Regulatory Matters – U.S. Federal Enforcement Priorities", "Risk Factors – the Company's operations in the U.S. cannabis market may become the subject of heightened scrutiny" and "Risk Factors – Regulatory scrutiny of the Company's industry may negatively impact its ability to raise additional capital" in the AIF.

v

TABLE OF CONTENTS – PROSPECTUS SUPPLEMENT

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS	S-1
CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS	S-2
MEANING OF CERTAIN REFERENCES AND CURRENCY PRESENTATION	S-3
MARKET AND INDUSTRY DATA	S-4
DOCUMENTS INCORPORATED BY REFERENCE	S-4
THE COMPANY	S-5
SUMMARY DESCRIPTION OF THE BUSINESS	S-7
DESCRIPTION OF CAPITAL STRUCTURE	S-7
USE OF PROCEEDS	S-8
PLAN OF DISTRIBUTION	S-8
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	S-10
ELIGIBILITY FOR INVESTMENT	S-14
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	S-15
PRIOR SALES	S-19
TRADING PRICE AND VOLUME	S-20
RISK FACTORS	S-20
TRANSFER AGENT AND REGISTRAR	S-23
AUDITORS	S-23
INTEREST OF EXPERTS	S-23
EXEMPTION	S-23
PURCHASERS' STATUTORY RIGHTS	S-23
CERTIFICATE OF THE COMPANY	S-25
CERTIFICATE OF THE AGENTS	S-26

TABLE OF CONTENTS - PROSPECTUS

ABOUT THIS SHORT FORM BASE SHELF PROSPECTUS	1
MEANING OF CERTAIN REFERENCES AND CURRENCY PRESENTATION	1
MARKET AND INDUSTRY DATA	1
CAUTION REGARDING FORWARD-LOOKING STATEMENTS	2
DOCUMENTS INCORPORATED BY REFERENCE	3
THE COMPANY	5
SUMMARY DESCRIPTION OF THE BUSINESS	6
THE SELLING SECURITYHOLDERS	7
DESCRIPTION OF CAPITAL STRUCTURE	8
DESCRIPTION OF DEBT SECURITIES	14
DESCRIPTION OF SUBSCRIPTION RECEIPTS	14
DESCRIPTION OF WARRANTS	14
DESCRIPTION OF UNITS	14
PLAN OF DISTRIBUTION	14
USE OF PROCEEDS	14
EARNINGS COVERAGE RATIO	14
CONSOLIDATED CAPITALIZATION	14
ISSUERS WITH UNITED STATES CANNABIS-RELATED ASSETS	15
PRIOR SALES	15
TRADING PRICE AND VOLUME	15
DIVIDENDS	15
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	15
RISK FACTORS	15
LEGAL MATTERS	17
AUDITORS, TRANSFER AGENT AND REGISTRAR	17
WELL-KNOWN SEASONED ISSUER	17
EXEMPTION	17
PURCHASERS' STATUTORY RIGHTS	17
ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS	18
CERTIFICATE OF THE COMPANY	C-1

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and also adds to and updates certain information contained in the Prospectus and the documents incorporated by reference into the Prospectus. The second part, the Prospectus, provides more general information. If the information varies between this Prospectus Supplement and the Prospectus, the information in this Prospectus Supplement supersedes the information in the Prospectus. Capitalized terms or abbreviations used in this Prospectus Supplement that are not defined herein have the meanings ascribed thereto in the Prospectus.

No person is authorized by the Company to provide any information or to make any representation other than as contained in this Prospectus Supplement or in the Prospectus in connection with the issue and sale of the Equity Shares. An investor should rely only on the information contained in this Prospectus Supplement and the Prospectus (including the documents incorporated by reference herein and therein) and is not entitled to rely on parts of the information contained in this Prospectus Supplement or the Prospectus (including the documents incorporated by reference herein or therein) to the exclusion of others. The Company and the Agents have not authorized anyone to provide investors with additional or different information. The Company and the Agents take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement. Information contained on, or otherwise accessed through, the Company's website shall not be deemed to be a part of this Prospectus Supplement and such information is not incorporated by reference herein.

The Company and the Agents are not offering to sell the Equity Shares in any jurisdictions where the offer or sale of the Equity Shares is not permitted. The information contained in this Prospectus Supplement (including the documents incorporated by reference herein) is accurate only as of the date of this Prospectus Supplement or as of the date as otherwise set out herein (or as of the date of the document incorporated by reference herein or as of the date as otherwise set out in the document incorporated by reference herein, as applicable), regardless of the time of any sale of the Equity Shares. The business, financial condition, capital, results of operations and prospects of the Company may have changed since those dates. The Company does not undertake to update the information contained or incorporated by reference herein, except as required by applicable Canadian securities laws.

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering.

The Company has included certain non-GAAP financial measures and non-GAAP ratios (within the meaning of the National Instrument 52–112 – Non-GAAP and Other Financial Measures Disclosure) in certain documents incorporated by reference in this Prospectus Supplement, including "EBITDA" (i.e., earnings before interest, taxes, depreciation and amortization) and "Adjusted EBITDA". The Company prepares its consolidated financial statements in accordance with United States Generally Accepted Accounting Principles consistently applied ("GAAP"), and believes that any non- GAAP measures, together with measures determined in accordance with GAAP, provide prospective investors with an improved ability to evaluate the underlying performance of the Company. These non-GAAP measures are not recognized under GAAP and do not have standardized meanings prescribed by GAAP. Therefore, it is unlikely that these measures will be comparable to similarly titled measures reported by other issuers. The Company cautions readers to consider these non-GAAP financial measures and non-GAAP ratios in addition to, and not as an alternative for, measures calculated in accordance with GAAP. See section entitled "Non-GAAP Financial Measures" in the Company's most recent annual management's discussion and analysis and its most recent interim management's discussion and analysis, as may be amended, modified or superseded, for further information in connection with non-GAAP financial measures, including reconciliations to the nearest historical GAAP measures. See "Documents Incorporated by Reference".

The documents incorporated or deemed to be incorporated by reference in this Prospectus Supplement or in the Prospectus contain meaningful and material information relating to the Company and readers of this Prospectus Supplement should review all information contained in this Prospectus Supplement, the Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein, as amended or supplemented.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the Prospectus and the documents incorporated by reference herein contain certain "forward-looking information" and "forward-looking statements", as defined in applicable securities laws (collectively referred to herein as "forward-looking statements"). All statements other than statements of historical fact are forward- looking statements. Forward-looking statements are based on the assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of current trends, conditions and expected developments, and are subject to risk factors that management believes to be relevant and reasonable in the circumstances as of the date that such statements are made. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates" or "believes", or variations of, or the negatives of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. The forward-looking statements contained in this Prospectus Supplement and the documents incorporated by reference herein may include, but are not limited to, information with respect to the Company's expectations regarding: the legislative framework regarding the licensing and permitting of cannabis and related activities; proposed and anticipated changes to applicable laws and regulations regarding the state legalized cannabis market, associated fees and taxes and the business impact on the Company; any potential future legalization of adult-use and/or medical marijuana under U.S. federal law; the ability of the Company to realize the anticipated benefits of acquired businesses and the successful integration thereof; the potential size of the adult and medical-use state legalized cannabis markets in the jurisdictions in which the Company currently operates and may in the future operate; the availability and renewal of requisite licenses and permits on terms acceptable to the Company; anticipated future cultivation, manufacturing, retail and extraction capacity and output, and the resulting anticipated operational and financial benefits to the Company; expectations as to the development and distribution of the Company's brands and products and the distribution of third- party products; estimated future sales, estimated future operating costs and other prospective financial performance and the resulting effects on the Company's financial position; prospective operational performance; business prospects and objectives and near and long-term strategies, including growth strategies; competitive strengths; anticipated trends and challenges in the Company's business and the markets in which it operates; the ability of the Company to satisfy the requirements of its debt obligations, and to repay, renew or refinance (at commercially reasonable terms) such indebtedness upon such indebtedness becoming payable; anticipated cash needs; the Company's ability to raise funds in the capital markets and the resulting effects on the Company's financial position; other economic, business, regulatory and/or competitive factors related to the Company or the state legalized cannabis industry generally, and other events or conditions that may occur in the future. These statements relate to future events or the Company's future performance. By identifying statements as forward-looking statements, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such information and statements.

The forward-looking statements in this Prospectus Supplement are not a guarantee of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including among other things assumptions about: development costs remaining consistent with budgets; production and distribution costs remaining consistent with budgets; ability to manage anticipated and unanticipated costs; favourable equity and debt capital markets; the ability to raise sufficient capital to advance and sustain the business of the Company; favourable operating and economic conditions; political and regulatory stability; obtaining and maintaining all required licenses and permits; receipt of governmental approvals and permits; sustained labour stability; stability in financial and capital goods markets; favourable production levels and costs from the Company's operations; the pricing of various cannabis products; the level of demand for cannabis products, including the Company's products; the availability of employees, third party service providers and other inputs for the Company's operations; and the Company's ability to conduct operations in a safe, efficient and effective manner; and the ability of the Company to successfully integrate acquisitions into its business. While the Company considers these assumptions to be reasonable, many of the assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

The forward-looking statements in this Prospectus Supplement and in the documents incorporated by reference herein are made as of the date of such documents and are inherently subject to known and unknown risks, uncertainties and other factors that may be beyond the Company's ability to predict or control and that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: the fact that cannabis is a controlled substance and continues to be classified as a Schedule I drug under the CSA; the enforcement of U.S. federal law and any other relevant law; investors' contributions to and involvement in such activities which may result in U.S. federal civil and/or criminal prosecution, including forfeiture of their entire investment; the Rohrabacher-Blumenauer Amendment (as defined in the AIF) not being renewed; federal and state forfeiture laws; the illegality of cannabis under U.S. federal law restricting the Company's access to capital; anti-money laundering laws and regulation; restricted access to banking; heightened scrutiny by regulatory authorities; cannabis products travelling across borders; regulatory or political change; the fact that the cannabis industry is a relatively new industry and may not succeed; the Company's management team or other owners could be disqualified from ownership in the Company; public opinion and perception; general regulation; licensure; California regulatory non-compliance; reclassification or rescheduling of cannabis in the United States under the CSA; service providers; enforceability of contracts; lack of access to the U.S. bankruptcy protections or other predictable means of resolving insolvency; environmental and regulation matters; the loss of the Company's foreign private issuer status and potentially becoming a full domestic issuer in the United States; the Company's Multiple Voting Shares and capital structure generally; the Company's ability to refinance, extend or repay its indebtedness; limited operating history; reliance on management; successfully obtaining additional financing as required to fund the Company's continuing operations; lack of profitability of the Company; competition; future acquisitions or dispositions; the agricultural business; vulnerability to rising energy costs; product liability; product recalls; results of future clinical research being unfavourable; reliance on key inputs; dependence on suppliers and skilled labour; growth management; cannabis products diversion; internal controls over financial reporting and/or disclosure controls and procedures being inadequate; forecasting and projections; leased premises; reliance on a single operating jurisdiction and lack of diversification; reliable data regarding the medical and adult-use marijuana industry; ongoing and/or future litigation; intellectual property rights; competition from synthetic production and technological advances; constraints on marketing cannabis products; fraudulent or illegal activity by employees, contractors and consultants; information technology systems, security breaches and cyber-attacks; taxation matters, including, without limitation, federal and California state and local taxes; high bonding and insurance coverage costs; global financial conditions; the fact that the Company is a holding company; increased costs as a result of being a public company; limitations on remedies and rights to indemnification; enforcing judgments and effecting service of process on directors and officers; past performance not being indicative of future results; market price volatility; the impact of the ongoing Russia-Ukraine military crisis, the Israel-Palestine conflict and other global events on financial markets; sales by existing securityholders, including upon expiration of existing lock-up arrangements; limited market for securities; climate change; interest rates and inflation; future sales of the Company's securities and dilution; no market for certain securities; and discretion in the use of proceeds.

Risks relating to the Company are discussed under the heading "Risk Factors" in this Prospectus Supplement and the Prospectus and under the heading "Risk Factors" in the AIF. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors, currently not known to the Company or deemed to be immaterial by the Company, that cause results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

MEANING OF CERTAIN REFERENCES AND CURRENCY PRESENTATION

Unless the context otherwise requires, all references in this Prospectus Supplement to the "Company" refer to the Company and its subsidiary entities on a consolidated basis.

References to dollars or "$" are to Canadian currency unless otherwise indicated. All references to "US$" refer to United States dollars. On November 29, 2024, the daily exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = $1.4010. The following table sets forth, for the periods indicated, the high, low, average and period-end rates of exchange for US$1.00, expressed in Canadian dollars, posted by the Bank of Canada.

	Nine Months Ended		Year Ended December 31
	September 30, 2024		2023			2022		2021
Highest rate during the period	C$	1.3858	C$	1.3875	C$	1.3856	C$	1.2942
Lowest rate during the period	C$	1.3316	C$	1.3128	C$	1.2451	C$	1.2040
Average rate for the period	C$	1.3604	C$	1.3497	C$	1.3011	C$	1.2535
Rate at the end of the period	C$	1.3499	C$	1.3226	C$	1.3544	C$	1.2678

Note: Data from the Bank of Canada reflects the daily average rates.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, the market and industry data contained or incorporated by reference in this Prospectus Supplement is based upon information from independent industry publications, market research, analyst reports and surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any survey. The Company has not independently verified any of the data from third party sources referred to or incorporated by reference herein and accordingly, the accuracy and completeness of such data is not guaranteed.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus Supplement and the Prospectus from documents filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Company, at Vice President of Investor Relations of the Company at 3645 Long Beach Boulevard, Long Beach California 90807; telephone (562) 264-5078, and are also available electronically at www.sedarplus.ca. The filings of the Company through SEDAR+ are not incorporated by reference in this Prospectus Supplement except as specifically set out herein.

This Prospectus Supplement is incorporated by reference into the Prospectus as of the date hereof and only for the purposes of the distribution of the Equity Shares offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the Prospectus and reference should be made to the Prospectus for full details.

The following documents (or the sections or sub-sections thereof set out below), filed by the Company with the various securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, the Prospectus as supplemented by this Prospectus Supplement:

1.	the annual information form of the Company dated April 1, 2024 (the "AIF");

2.	the audited financial statements of the Company for the years ended December 31, 2023 and 2022, together with the notes thereto and the auditor's report thereon;

3.	the management's discussion and analysis of financial condition and results of operations of the Company for the years ended December 31, 2023 and 2022;

4.	the unaudited condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2024 and 2023, together with the notes thereto;

5.	the interim management's discussion and analysis of the financial condition and unaudited results of operations of the Company for the three and nine months ended September 30, 2024 and 2023; and

6.	the management information circular of the Company dated May 20, 2024, prepared in connection with an annual general and special meeting of shareholders held on June 21, 2024.

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 Short Form Prospectus Distributions filed by the Company with the securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and prior to the completion or withdrawal of the Offering shall be deemed to be incorporated by reference in the Prospectus for the purposes of the Offering.

If the Company disseminates a news release in respect of previously undisclosed information that, in the Company's determination, constitutes a "material fact" (as such term is defined under applicable Canadian securities laws), the Company will identify such news release as a "designated news release" for the purposes of this Prospectus Supplement and the Prospectus in writing on the face page of the version of such news release that the Company files on SEDAR+ (any such news release, a "Designated News Release"), and any such Designated News Release shall be deemed to be incorporated by reference into this Prospectus Supplement and the Prospectus only for the purposes of the Offering. These documents will be able to be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca. The Company will not use a Designated News Release to update information in the Prospectus in the event of a "material change" (as such term is defined under applicable Canadian securities laws).

Upon a new interim financial report and related management's discussion and analysis of the Company being filed with the applicable securities regulatory authorities during the currency of this Prospectus Supplement, the previous interim financial report and related management's discussion and analysis of the Company most recently filed shall be deemed no longer to be incorporated by reference into this Prospectus Supplement for purposes of future offers and sales of securities hereunder. Upon new annual financial statements and related management's discussion and analysis of the Company being filed with the applicable securities regulatory authorities during the currency of this Prospectus Supplement, the previous annual financial statements and related management's discussion and analysis and the previous interim financial report and related management's discussion and analysis of the Company most recently filed shall be deemed no longer to be incorporated by reference into this Prospectus Supplement for purposes of future offers and sales of securities hereunder. Upon a new annual information form of the Company being filed with the applicable securities regulatory authorities during the currency of this Prospectus Supplement, the following documents shall be deemed no longer to be incorporated by reference into this Prospectus Supplement for purposes of future offers and sales of securities hereunder: (i) the previous annual information form; (ii) material change reports filed by the Company prior to the end of the financial year in respect of which the new annual information form is filed; (iii) business acquisition reports filed by the Company for acquisitions completed prior to the beginning of the financial year in respect of which the new annual information form is filed; and (iv) any information circular of the Company filed by the Company prior to the beginning of the financial year in respect of which the new annual information form is filed. Upon a new information circular of the Company prepared in connection with an annual general meeting of the Company being filed with the applicable securities regulatory authorities during the currency of this Prospectus Supplement, the previous information circular of the Company prepared in connection with an annual general meeting of the Company shall be deemed no longer to be incorporated by reference into this Prospectus Supplement for purposes of future offers and sales of securities hereunder.

Notwithstanding anything herein to the contrary, any statement contained in this Prospectus Supplement, the Prospectus or in a document incorporated or deemed to be incorporated by reference herein or in the Prospectus shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement and the Prospectus, to the extent that a statement contained herein or in any other subsequently filed document incorporated or deemed to be incorporated by reference herein or in the Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this Prospectus Supplement, or the Prospectus except as so modified or superseded.

THE COMPANY

Corporate Structure

The Company was incorporated under the Business Corporations Act (British Columbia) ("BCBCA") on April 16, 2019, as a special purpose acquisition corporation with the name Mercer Park Brand Acquisition Corp. ("Mercer Park"). On May 13, 2019, Mercer Park completed an initial public offering and became listed on the Exchange. On June 29, 2021, Mercer Park completed a qualifying transaction under the rules of the Exchange (the "Business Combination") pursuant to the terms of an Agreement and Plan of Merger with GH Group, Inc., a California based vertically integrated cannabis company ("GH Group"), among other parties, dated as of April 8, 2021, as amended. Upon completion of the Business Combination, the Company acquired, indirectly, 100% of the common equity interests of GH Group, and changed its name to Glass House Brands Inc. See "Summary Description of the Business" and "Corporate Structure" herein and in the Prospectus and also see "Material Contracts" in the AIF.

As a result of the Business Combination, GH Group's shareholders became the controlling shareholders of the Company, and the Company continued to carry on the business of GH Group. The Business Combination was effected by a reverse merger of an indirect subsidiary of Mercer Park with GH Group, with GH Group as the surviving entity, and GH Group became a majority-owned indirect subsidiary of the Company. See "Corporate Structure" in the Prospectus.

In connection with the Business Combination, the Company's articles (the "Articles") were amended to, among other things: (i) create and set the terms of the Restricted Voting Shares and Limited Voting Shares, (ii) amend the terms of Mercer Park's Class A restricted voting shares to provide for the conversion of such shares into Restricted Voting Shares, Limited Voting Shares, or Subordinate Voting Shares, as applicable (rather than solely into Subordinate Voting Shares) on completion of the Business Combination, (iii) provide for the conversion of Mercer Park's Class B shares directly or indirectly on a one-for-one basis into Equity Shares on completion of the Business Combination, (iv) amend the terms of the multiple voting shares of the Company ("Multiple Voting Shares") to convert the terms of such class of shares into non-transferable, redeemable and retractable preferred shares carrying 50 votes per share with no dividend or conversion rights and a US$0.001 redemption and liquidation value, and (v) amend the terms of the Subordinate Voting Shares issuable on conversion of Mercer Park's Class A restricted voting shares, including by amending the requirements in respect of who may hold Subordinate Voting Shares. Upon completion of the Business Combination, the Equity Shares and Company's listed warrants began trading on the Exchange on July 5, 2021.

At the annual general and special meeting of shareholders of the Company held on June 23, 2023, the Company shareholders passed a special resolution in accordance with applicable Canadian laws approving an amendment to the Articles such that the Multiple Voting Shares would automatically be redeemed on the sixth (6th) anniversary of the initial issuance of the Multiple Voting Shares, or June 29, 2027. Previously, the Articles provided that the Multiple Voting Shares would automatically be redeemed on June 29, 2024, three years from the date of their initial issuance.

See "Description of Capital Structure" herein, in the Prospectus and in the AIF for additional details as to the share capital of the Company.

Set forth below is the organization chart of the Company, setting out all material subsidiaries of the Company and their jurisdiction of incorporation, formation or organization.

SUMMARY DESCRIPTION OF THE BUSINESS

The Company is a vertically integrated cannabis company that operates exclusively in the state of California. The Company cultivates, manufactures, and distributes cannabis bulk flower and trim to wholesalers and consumer packaged goods ("CPG") to Company-owned and third-party retail stores in the state of California. The Company operates multiple greenhouse cultivation facilities located in unincorporated Carpinteria and Camarillo, California, and its manufacturing facility is located in Lompoc, California. The Company generates revenue by selling its products in bulk at wholesale and at retail to its own and third-party dispensaries in California, including both raw cannabis, cannabis oil, and cannabis CPG. The Company's "Farmacy" branded dispensaries are currently located in Santa Barbara, Santa Ana, Berkeley, Isla Vista and Santa Ynez, California. The Company also operates four (4) NHC-branded dispensaries in Grover Beach, Lemoore, Morro Bay and Turlock, California. The Company also operates one dispensary in Los Angeles, California under The Pottery brand.

More detailed information regarding the business of the Company can be found in the AIF and other documents incorporated by reference herein, as supplemented by the disclosure herein. See "Documents Incorporated by Reference".

Recent Developments

There have been no material developments in the business of the Company since the date of the Company's interim management's discussion and analysis for the three and nine months ended September 30, 2024 and 2023, that have not been disclosed in this Prospectus Supplement or the documents incorporated by reference herein.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of the Company is comprised of an unlimited number of (i) Subordinate Voting Shares, (ii) Restricted Voting Shares, (iii) Limited Voting Shares, (iv) Multiple Voting Shares, and (v) Preferred Shares.

As of November 29, 2024, there were 69,579,340 Equity Shares, 4,754,979 Multiple Voting Shares, and no Preferred Shares outstanding.

In addition, as of November 29, 2024, there were 7,024,637 Exchangeable Shares (as defined in the AIF) issued and outstanding in the capital of MPB Acquisition Corp., each of which is exchangeable at any time for one Equity Share. The Company also had an aggregate of 44,384,041 warrants, 543,158 stock options and 3,080,807 restricted share units outstanding, convertible or exercisable in each case to acquire the same number of Equity Shares.

The Preferred Shares are issuable in series with such terms as are determined by the Board of Directors of the Company from time to time. It is not intended that such Preferred Shares will be used for anti-takeover purposes.

The Equity Shares are "restricted securities" or "restricted shares", as applicable, within the meaning of such term under applicable Canadian securities laws as (i) there is another class of shares of the Company (namely, the Multiple Voting Shares) that carries a disproportionate vote per share relative to each class of Equity Shares, and (ii) the share terms of the Limited Voting Shares contain provisions that nullify certain of the voting rights attributable to the Limited Voting Shares (i.e., the Limited Voting Shares do not have votes in respect of the election of directors of the Company). The Company previously applied to and was granted by the Canadian provincial securities regulatory authorities an exemption from the provisions of National Instrument 41-101 – General Prospectus Requirements relating to restricted securities. The Company also previously applied for and was granted exemptive relief from the requirements under Part 10 of NI 51-102 – Continuous Disclosure Obligations, and from the requirements under Part 2 of OSC Rule 56-501 – Restricted Shares. The relief was granted pursuant to an order dated June 29, 2021.

The Company's capital structure has been implemented in order to maintain the Company's "foreign private issuer" status under U.S. securities laws and thereby avoid a commensurate material increase in the Company's ongoing costs. This is accomplished by including a mandatory conversion mechanism in the Company's share capital to decrease the number of shares eligible to be voted for directors of the Company if the Company's FPI Threshold (as defined in the Prospectus) is exceeded. Each of the classes of Equity Shares is, as further described below, economically identical and mandatorily inter-convertible (continuously and without formality) based on (i) the holder's status as a United States resident or a non-United States resident, and (ii) the status of the Company's FPI Threshold.

As of the date of this Prospectus Supplement, the Equity Shares represent approximately 23% of the voting rights attached to outstanding voting securities of the Company and the Multiple Voting Shares represent approximately 77% of the voting rights attached to outstanding voting securities of the Company.

See the section titled, "Description of Capital Structure" in the Prospectus for additional details on the capital structure of the Company.

The proceeding is a summary of capital structure of the Company but does not purport to be complete. Reference should be made to the Articles of the Company and the full text of their provisions.

USE OF PROCEEDS

The net proceeds from the Offering are not determinable in light of the nature of the distribution. The net proceeds to the Company of any given distribution of Equity Shares through the Agents in an "at-the-market distribution" will be the gross proceeds from the distribution less the applicable compensation payable to the Agents under the Equity Distribution Agreement and the Company's expenses of the distribution. The Company currently intends to use the net proceeds from the Offering principally for an expansion of the Company's facilities in Camarillo, California, to redeem a portion, or all of, the Company's outstanding Series B Preferred equity and for general corporate purposes (including funding ongoing operations and/or working capital requirements), to repay indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions. However, management of the Company will have broad discretion with respect to the actual use of the net proceeds from the Offering.

Although the Company intends to expend the net proceeds from the Offering as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be prudent or necessary, and may vary materially from that set forth above. See "Risk Factors".

The gross proceeds of the Offering will be up to US$25,000,000. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after raising only a portion of the Offering amount set out above, or none at all. See "Plan of Distribution".

PLAN OF DISTRIBUTION

In accordance with the terms of the Equity Distribution Agreement, and except as noted herein, the Company may distribute up to US$25,000,000 of Equity Shares from time to time through the Agents as agents for the distribution of the Equity Shares pursuant to the Offering.

Sales of Equity Shares, if any, under this Prospectus Supplement and the Prospectus are anticipated to be made in transactions that are deemed to be "at-the-market distributions" as defined in NI 44-102, involving sales made directly on the Exchange or any other recognized Marketplace. Subject to the terms and conditions of the Equity Distribution Agreement and upon receipt of instructions provided by the Company, the Agents, or selling agents thereof, will use its commercially reasonable efforts, consistent with its normal trading and sales practices, applicable laws and the applicable rules of the Exchange or any other applicable Marketplace, to sell the Equity Shares directly on the Exchange or any other applicable Marketplace in accordance with the parameters specified by the Company. The Equity Shares will be distributed at market prices prevailing at the time of the sale of such Equity Shares. As a result, prices may vary as between purchasers and during the period of distribution.

The Company will instruct the Agents as to the number of Equity Shares to be sold by the Agents from time to time by sending the applicable Agent a notice (a "Placement Notice") that requests that the applicable Agent sell up to a specified dollar amount or a specified number of Equity Shares and specifies any parameters in accordance with which the Company requires that the Equity Shares be sold. The parameters set forth in a Placement Notice may not conflict with the provisions of the Equity Distribution Agreement. The Company or the Agents may suspend the Offering upon proper notice and subject to other conditions set forth in the Equity Distribution Agreement.

Settlement for sales of Equity Shares will occur on the first trading day following the date on which any sales are made, or on such earlier date as is then current industry practice for regular-way trading. The applicable Agent will deliver, within five business days of the settlement date or such later date as agreed to between the Company and the applicable Agent, the related net proceeds in same day funds to an account designated by the Company. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Equity Shares will be settled through the facilities of CDS Clearing and Depository Services Inc. or by such other means as permitted by the Equity Distribution Agreement.

No underwriter of the Offering, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Equity Shares, including selling an aggregate number or principal amount of Equity Shares that would result in the underwriter creating an over-allocation position in the Equity Shares.

The Company will also disclose the number and average price of Equity Shares sold, as well as the total gross proceeds, commission and net proceeds from sales hereunder, in the ordinary course in its annual and interim financial statements or associated management's discussion and analysis filed on SEDAR+ at www.sedarplus.ca.

There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the offering amount set out herein, or none at all. An investor will not be entitled to a return of its investment if only a portion of the disclosed maximum offering amount set out herein is in fact raised.

In connection with the sale of the Equity Shares on behalf of the Company, the Agents will be agents as defined in applicable securities legislation in Canada, and the compensation of the Agents will be deemed to be underwriting commissions or discounts. Pursuant to the terms of the Equity Distribution Agreement, the Company will compensate the Agents for their services in acting as agents in the sale of the Equity Shares pursuant to the Offering in an amount equal to up to 3.0% of the gross proceeds from sales of the Equity Shares made on the Exchange or another applicable Marketplace. The Company estimates that the total expenses that it will incur for the Offering (including fees payable to stock exchanges, securities regulatory authorities, its counsel, its auditors and counsel to the Agents, but excluding compensation payable to the Agents under the terms of the Equity Distribution Agreement) will be approximately US$350,000.

The Offering will terminate upon the earlier of: (i) the issuance and sale of all Equity Shares subject to the Equity Distribution Agreement by the Agents; (ii) June 16, 2026; and (iii) termination of the Equity Distribution Agreement in accordance with its terms. The Company and the Agents may each terminate the Equity Distribution Agreement in their sole discretion at any time by giving 10 days prior written notice to the other party or under the circumstances specified in the Equity Distribution Agreement.

The Company has agreed to indemnify and provide contribution to the Agents against or in respect of certain liabilities. In addition, the Company has agreed to pay the reasonable expenses of the Agents in connection with the Offering, pursuant to the terms of the Equity Distribution Agreement.

The Company has received conditional approval to list the Equity Shares offered by this Prospectus Supplement and the Prospectus on the Exchange. Listing will be subject to the Company fulfilling all of the listing requirements of the Exchange.

The Equity Shares offered hereby have not been and will not be registered under the U.S. Securities Act, or the securities laws of any state of the United States, and may not be offered, sold or delivered, directly or indirectly, in the United States, or to a U.S. Person unless exemptions from the registration requirements of the U.S. Securities Act and any applicable state securities laws are available. This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States or to, or for the account or benefit of, any U.S. Person.

Under the Equity Distribution Agreement, the Agents have no obligation to purchase as principal for their own account any Equity Shares that the Company proposes to sell pursuant to any placement notice delivered by it to the Agents. If the Company sells the Equity Shares to the Agents as principal, it will enter into a separate agreement with the applicable Agent and will describe that agreement in a separate prospectus supplement.

The Agents and their affiliates have provided, and may in the future provide, various investment banking, commercial banking, fiduciary and advisory services to the Company from time to time for which they have received, and may in the future receive, customary fees and expenses. The Agents and their affiliates may, from time to time, engage in other transactions with and perform services for the Company in the ordinary course of their business.

A copy of the Equity Distribution Agreement can be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date of this Prospectus Supplement, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder generally applicable to an investor who acquires, as beneficial owner, Equity Shares pursuant to the Offering and who, for the purposes of the Tax Act and at all relevant times, deals at arm's length with the Company and the Agents, is not affiliated with the Company or the Agents, and acquires and holds the Equity Shares as capital property (a "Holder"). Generally, the Equity Shares will be considered to be capital property to a Holder provided that the Holder does not use or hold the Equity Shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them or been deemed to have acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder in force as of the date hereof and the administrative policies and assessing practices of the Canada Revenue Agency (the "CRA") published in writing by the CRA prior to the date hereof. No legal opinion from Canadian legal counsel or ruling from the CRA has been requested, or will be obtained, regarding the Canadian federal income tax consequences of the acquisition, ownership, and disposition of Equity Shares. This summary takes into account all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all.

Other than the Tax Proposals, this summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental, administrative or judicial decision or action, nor does it take into account or consider other federal or any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary. This summary also does not take into account any change in the administrative policies or assessing practices of the CRA.

This summary does not apply to a Holder: (i) that is a partnership; (ii) that beneficially owns its Equity Shares through a partnership; (iii) that is a "financial institution" (as defined in the Tax Act for purposes of the mark-to-market rules); (iv) that is a "specified financial institution" (as defined in the Tax Act); (v) an interest in which is a "tax shelter investment" (as defined in the Tax Act); (vi) that has made a "functional currency" election under section 261 of the Tax Act; (vii) that is a corporation resident in Canada that is, or becomes (or does not deal at arm's length within the meaning of the Tax Act with a corporation resident in Canada that is or becomes), as part of a transaction or event or series of transactions or events that includes the Offering, controlled by a non-resident corporation, a non-resident individual, a non-resident trust or a group of persons (combining any combination of non-resident corporations, non-resident individuals and non- resident trusts) that do not deal with each other at arm's length, for purposes of section 212.3 of the Tax Act; (viii) that has entered into, or enters into, a "derivative forward agreement" or "synthetic disposition arrangement" (each as defined in the Tax Act) with respect to the Equity Shares; (ix) that receives dividends on its Equity Shares under or as part of a "dividend rental arrangement" (as defined in the Tax Act); or (x) that is exempt from tax under Part I of the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in Equity Shares.

This summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of the Equity Shares.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, Holders should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring Equity Shares pursuant to this Offering having regard to their own particular circumstances.

Currency

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Equity Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in any other currency must be converted into Canadian dollars based on the daily rate as quoted by the Bank of Canada for the applicable day or such other rate of exchange that is acceptable to the CRA.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, is, or is deemed to be, resident in Canada for the purposes of the Tax Act (a "Resident Holder"). A Resident Holder whose Equity Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election pursuant to subsection 39(4) of the Tax Act to deem the Equity Shares, and every other "Canadian security" (as defined in the Tax Act), held by such Resident Holder in the taxation year of the election and in all subsequent taxation years to be capital property. Resident Holders should consult with their own tax advisors regarding this election.

Dividends on Equity Shares

A Resident Holder will generally be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on the Equity Shares during such taxation year.

In the case of a Resident Holder who is an individual (including certain trusts), such dividends received or deemed to be received on the Equity Shares will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to "taxable dividends" received from a "taxable Canadian corporation" (each as defined in the Tax Act). An enhanced gross-up and dividend tax credit will be available to individuals in respect of "eligible dividends" designated by the Company in accordance with the provisions of the Tax Act. There may be limitations on the ability of the Company to designate dividends as eligible dividends.

In the case of a Resident Holder that is a corporation, the amount of any such taxable dividend received or deemed to be received and included in its income for the taxation year will generally be deductible in computing its taxable income for that taxation year. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received (or deemed to be received) by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors in this regard.

A Resident Holder that is a "private corporation" (as defined in the Tax Act) or a "subject corporation" (as defined for purposes of Part IV of the Tax Act) may be liable to pay an additional tax under Part IV of the Tax Act (refundable in certain circumstances) on dividends received or deemed to be received on the Equity Shares to the extent that such dividends are deductible in computing the Resident Holder's taxable income for the taxation year.

A Resident Holder may be subject to United States withholding tax on dividends received on the Equity Shares (see "Certain United States Federal Income Tax Considerations"). Any United States withholding tax paid by or on behalf of a Resident Holder in respect of dividends received on the Equity Shares by a Resident Holder may be eligible for foreign tax credit or deduction treatment where applicable under the Tax Act. Generally, a foreign tax credit in respect of a tax paid to a particular foreign country is limited to the Canadian tax otherwise payable in respect of income sourced in that country. Dividends received on the Equity Shares by a Resident Holder may not be treated as income sourced in the United States for these purposes. Resident Holders should consult their own tax advisors with respect to the availability of any foreign tax credits or deductions under the Tax Act in respect of any United States withholding tax applicable to dividends on the Equity Shares.

Dispositions of Equity Shares

A Resident Holder who disposes, or is deemed to dispose, of an Equity Share (other than a disposition to the Company that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market) will generally realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount, if any, by which the proceeds of disposition of the Equity Share, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base to the Resident Holder of the Equity Share immediately before the disposition or deemed disposition. For the purposes of determining the adjusted cost base of a Resident Holder's Equity Shares, the cost of the Equity Shares acquired pursuant to the Offering by such Resident Holder must generally be averaged with the adjusted cost base of all other Equity Shares held as capital property at that time by the Resident Holder. Such capital gain (or capital loss) will be subject to the tax treatment described below under "Holders Resident in Canada – Taxation of Capital Gains and Capital Losses".

Taxation of Capital Gains and Capital Losses

For capital gains and capital losses realized on or after June 25, 2024, under Tax Proposals released on June 10, 2024 and revised on August 12, 2024 (the "CG Tax Proposals"), and subject to certain transitional rules discussed below, generally, a Resident Holder is required to include in computing its income two-thirds of the amount of any such capital gain (a "taxable capital gain") realized in the year, and is required to deduct two-thirds of the amount of any such capital loss (an "allowable capital loss") realized in a taxation year from taxable capital gains realized in the year by such Resident Holder. However, under the CG Tax Proposals, a Resident Holder that is an individual (excluding most types of trusts) is required to include in income only one-half of net capital gains realized (including net capital gains realized indirectly through a trust or partnership) in a taxation year (and on or after June 25, 2024) up to a maximum of $250,000, with the two-thirds inclusion rate applying to the portion of net capital gains realized in the year (and on or after June 25, 2 024) that exceed $250,000. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act (as proposed to be amended by the CG Tax Proposals).

Subject to transitional rules in the CG Tax Proposals, for a capital gain or capital loss realized prior to June 25, 2024, only one-half of such capital gain is included in income as a taxable capital gain and one-half of such capital loss is an allowable capital loss.

Under the CG Tax Proposals, two different inclusion rates (or a blended inclusion rate) apply for taxation years that begin before and end on or after June 25, 2024 (the "Transitional Year"). As a result, for its Transitional Year, a Resident Holder is required to separately identify capital gains and capital losses realized before June 25, 2024 ("Period 1") and those realized on or after June 25, 2024 ("Period 2").

Capital gains and capital losses from the same period are first netted against each other. A net capital gain (or net capital loss) arises if capital gains (or capital losses) from one period exceed capital losses (or capital gains) from that same period. A Resident Holder is subject to the higher inclusion rate of two-thirds in respect of its net capital gains (or net capital losses) arising in Period 2, to the extent that these net capital gains (or net capital losses) exceed any net capital losses (or net capital gains) incurred in Period 1. Conversely, a Resident Holder is subject to the lower inclusion rate of one-half in respect of its net capital gains (or net capital losses) arising in Period 1, to the extent that these net capital gains (or net capital losses) exceed any net capital losses (or net capital gains) incurred in Period 2.

The annual $250,000 threshold for a Resident Holder that is an individual (other than most types of trusts) is fully available in 2024 without proration and applies only in respect of net capital gains realized in Period 2 less any net capital loss from Period 1. Certain other limitations to the $250,000 threshold may apply.

Under the CG Tax Proposals, two-thirds of capital losses realized prior to June 25, 2024 will be deductible against capital gains realized on or after June 25, 2024 included in income at the two-thirds inclusion rate such that a capital loss will offset an equivalent capital gain regardless of the inclusion rate.

The foregoing summary only generally describes the considerations applicable under the CG Tax Proposals, and is not an exhaustive summary of the considerations that could arise in respect of the CG Tax Proposals. Furthermore, the CG Tax Proposals could be subject to further changes. Resident Holders should consult their own tax advisors with regard to the CG Tax Proposals.

The amount of any capital loss realized on the disposition or deemed disposition of an Equity Share by a Resident Holder that is a corporation may, in certain circumstances, be reduced by the amount of dividends received or deemed to have been received by it on such Equity Share (and, in certain circumstances, a share for which such share is exchanged) to the extent and under the circumstances specified in the Tax Act. Similar rules may apply where an Equity Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Additional Refundable Tax

A Resident Holder that is, throughout the relevant taxation year, a "Canadian-controlled private corporation" (as defined in the Tax Act) or that is or is deemed to be a "substantive CCPC" (as defined in the Tax Act) at any time in the relevant taxation year may be liable to pay an additional tax (refundable in certain circumstances) on its "aggregate investment income" (as defined in the Tax Act) for the year, including any dividends or deemed dividends that are not deductible in computing the Resident Holder's taxable income, and an amount in respect of net taxable capital gains.

Alternative Minimum Tax

Generally, a Resident Holder that is an individual (other than certain trusts) that receives or is deemed to have received taxable dividends on the Equity Shares or realizes a capital gain on the disposition or deemed disposition of Equity Shares may be liable for minimum tax under the Tax Act. Tax Proposals relating to alternative minimum tax were released on March 28, 2023 and on April 30, 2024 and such Tax Proposals, if adopted, may affect the liability of a Resident Holder for minimum tax. Resident Holders to whom these rules may be relevant should consult their own tax advisors in this regard.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention: (i) is not, and is not deemed to be, resident in Canada; (ii) does not and will not use or hold, and is not and will not be deemed to use or hold, the Equity Shares in connection with carrying on a business in Canada; and (iii) is not a "foreign affiliate" (as defined in the Tax Act) of a person resident in Canada (a "Non-Resident Holder"). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on business in Canada and elsewhere or is an "authorized foreign bank" (as defined in the Tax Act). Such Holders should consult their own tax advisors with respect to an investment in Equity Shares.

Dividends on Equity Shares

Dividends paid or credited, or deemed to be paid or credited, to a Non-Resident Holder by the Company are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable income tax treaty or convention, subject to the application of the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the "MLI") of which Canada is a signatory and which affects many of Canada's bilateral tax treaties (but not the Canada-U.S. Treaty as defined herein). Under the Canada-United States Tax Convention (1980), as amended (the "Canada-U.S. Treaty"), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is the beneficial owner of the dividend, who is resident in the U.S. for purposes of the Canada-U.S. Treaty and who is fully entitled to the benefits of the Canada-U.S. Treaty is generally reduced to 15% of the gross amount of the dividend. Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty.

Dispositions of Equity Shares

A Non-Resident Holder who disposes, or is deemed to dispose, of an Equity Share generally will not be subject to tax under the Tax Act in respect of a capital gain, and will not be entitled to claim a capital loss, realized on such disposition unless the Equity Share constitutes "taxable Canadian property" (as defined in the Tax Act) to the Non-Resident Holder at the time of disposition, and the Non-Resident Holder is not entitled to an exemption under the terms of an applicable income tax treaty or convention, including as a result of the application of the MLI.

Provided the Equity Shares are listed on a "designated stock exchange", as defined in the Tax Act (which currently includes the Exchange), at the time of disposition, the Equity Shares generally will not constitute "taxable Canadian property" of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (i) one or any combination of (A) the Non-Resident Holder, (B) persons with whom the Non-Resident Holder did not deal at arm's length for purposes of the Tax Act, and (C) partnerships in which the Non-Resident Holder or a person described in (B) holds a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of shares of the Company; and (ii) more than 50% of the fair market value of such shares was derived directly or indirectly from one or any combination of (A) real or immovable property situated in Canada, (B) "Canadian resource property" (as defined in the Tax Act), (C) "timber resource property" (as defined in the Tax Act) or (D) an option, an interest or right in any of the foregoing property, whether or not such property exists. Notwithstanding the foregoing, an Equity Share may otherwise be deemed to be "taxable Canadian property" to a Non-Resident Holder for purposes of the Tax Act in certain circumstances.

Even if the Equity Shares are "taxable Canadian property" to a Non-Resident Holder, such Non-Resident Holder may be exempt from Canadian tax on any capital gain realized on the disposition of its Equity Shares by virtue of an applicable income tax treaty or convention to which Canada is a signatory, subject to the application of the MLI, including the ability to claim benefits thereunder. Non-Resident Holders whose Equity Shares constitute "taxable Canadian property" should consult their own tax advisors in this regard.

If the Equity Shares are or are deemed to be "taxable Canadian property" to a Non-Resident Holder and such Non-Resident Holder is not eligible for relief pursuant to an applicable income tax treaty or convention, including as a result of the application of the MLI, then the disposition of such Non-Resident Holder's Equity Shares will generally be subject to the same Canadian tax consequences applicable to a Resident Holder with respect to the disposition of such Resident Holder's Equity Shares as described above under the headings "Holders Resident in Canada — Dispositions of Equity Shares" and "Taxation of Capital Gains and Capital Losses".

Non-Resident Holders whose Equity Shares are taxable Canadian property should consult their own tax advisors.

ELIGIBILITY FOR INVESTMENT

In the opinion of Bennett Jones LLP, counsel to the Company, and Mintz LLP, counsel to the Agents, based on the current provisions of the Tax Act and the regulations thereunder and specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, the Equity Shares, if issued on the date hereof, would be qualified investments at the time of the acquisition thereof for trusts governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan, registered disability savings plan, tax-free savings account and first home savings account, as those terms are defined in the Tax Act (collectively referred to as "Registered Plans") or a deferred profit sharing plan ("DPSP") (as defined in the Tax Act), provided that the Equity Shares are listed on a "designated stock exchange" as defined in the Tax Act (which currently includes the Exchange) or the Company is otherwise a "public corporation" (other than a mortgage investment corporation) as defined in the Tax Act.

Notwithstanding the foregoing, the holder or subscriber of, or an annuitant under, a Registered Plan, as the case may be (the "Controlling Individual"), will be subject to a penalty tax in respect of Equity Shares held in the Registered Plan if such securities are a "prohibited investment" (as defined in the Tax Act) for the particular Registered Plan. An Equity Share will generally not be a "prohibited investment" for a Registered Plan if the Controlling Individual deals at arm's length with the Company for the purposes of the Tax Act and the Controlling Individual does not have a "significant interest" (as defined in the Tax Act for the purpose of the prohibited investment rules) in the Company. In addition, the Equity Shares will not be a "prohibited investment" if the Equity Shares are "excluded property" (as defined in the Tax Act for the purpose of the prohibited investment rules) for a Registered Plan. Holders who intend to invest through a Registered Plan should consult their own tax advisors as to whether the Equity Shares will be a prohibited investment in their particular circumstances.

Holders who intend to hold Equity Shares in a Registered Plan or DPSP should consult their own tax advisors.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain material U.S. federal income tax considerations for Non-U.S. Holders (as defined below) relating to the ownership and disposition of the Equity Shares. This summary is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a holder of the Equity Shares in light of its particular circumstances. In addition, this summary does not address the U.S. federal alternative minimum tax, the Medicare tax on net investment income, U.S. federal estate and gift taxes, U.S. state and local taxes or foreign taxes. This summary deals only with Equity Shares held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986 as amended (the "Code"), (generally, property held for investment), and does not address tax considerations applicable to any holder of Equity Shares that may be subject to special treatment under the United States federal income tax laws, including:

•	a bank or other financial institution;

•	a tax-exempt or governmental organization;

•	a retirement plan or other tax-deferred account;

•	a partnership or other entity treated as a partnership or pass-through (or an investor therein);

•	an insurance company;

•	a mutual fund, regulated investment company or real estate investment trust;

•	a person that purchases or sells Equity Shares as part of a wash sale for tax purposes;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of Equity Shares subject to the alternative minimum tax provisions of the Code;

•	a holder of Equity Shares that received Equity Shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that owns (or is deemed to own) 5% or more of the outstanding Equity Shares;

•	a person that holds Equity Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

•	"controlled foreign corporations" within the meaning of the Code;

•	"passive foreign investment companies" within the meaning of the Code; or

•	a U.S. expatriate.

This summary is based on the Code, treasury regulations promulgated under the Code ("Treasury Regulations"), and rulings and judicial decisions, all as in effect as of the date hereof, and all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds the Equity Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership holding the Equity Shares should consult its own tax advisors regarding the tax consequences of acquiring, holding and disposing of the Equity Shares.

THIS DISCUSSION IS INTENDED ONLY AS A GENERAL SUMMARY OF CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO A HOLDER OF THE EQUITY SHARES AND SHOULD BE READ IN CONJUNCTION WITH THE DISCUSSION OF CANADIAN TAX CONSIDERATIONS HEREIN. WE URGE BENEFICIAL OWNERS OF THE EQUITY SHARES TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE OFFERING.

Non-U.S. Holders

A "Non-U.S. Holder" is a beneficial owner of the Equity Shares other than an entity or arrangement classified as a partnership for U.S. federal income tax purposes that is not a U.S. Holder (as defined in the Prospectus).

Tax Classification as a U.S. Domestic Corporation

The Company is treated as a United States corporation for United States federal income tax purposes under Section 7874 of the Code and is subject to United States federal income tax on its worldwide income, notwithstanding that the Company is organized under the provisions of the BCBCA in Canada.

Tax Considerations for Non-U.S. Holders

Distributions on Equity Shares

The Company has not and does not foresee making distributions with respect to its Equity Shares. Distributions of cash or property on Equity Shares will constitute U.S. source dividends for U.S. federal income tax purposes to the extent paid from the Company's current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess thereof will first constitute a return of capital and be applied against and reduce a Non-U.S. Holder's adjusted tax basis in its Equity Shares, but not below zero, and thereafter be treated as capital gain and will be treated as described under "Sale or Other Taxable Disposition" below.

Subject to the discussions under "Information Reporting and Backup Withholding" above and under "FATCA" below, any dividend paid to a Non-U.S. Holder of Equity Shares generally will be subject to U.S. federal withholding tax at a rate of 30%, or such lower rate as may be specified under an applicable income tax treaty, unless the dividend is effectively connected with the Non-U.S. Holder's conduct of a trade or business within the U.S.. In order to receive a reduced treaty rate, a Non-U.S. Holder must provide its financial intermediary with an IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or an appropriate successor form), properly certifying such holder's eligibility for the reduced rate. If a Non-U.S. Holder holds Equity Shares through a financial institution or other agents acting on the Non-U.S. Holder's behalf, the Non-U.S. Holder will be required to provide appropriate documentation to such agent, and the Non- U.S. Holder's agents will then be required to provide such (or a similar) certification to us, either directly or through other intermediaries. A Non-U.S. Holder that does not timely furnish the required certification, but that qualifies for a reduced treaty rate, generally may apply for and obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their own tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder's conduct of a trade or business in the U.S. (or, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment, or fixed base, of the Non-U.S. Holder) generally will be exempt from the withholding tax described above and instead will be subject to U.S. federal income tax on a net income basis at regular graduated U.S. federal income tax rates applicable to U.S. Holders. In such case, the Company will not have to withhold U.S. federal tax so long as the Non-U.S. Holder timely complies with the applicable certification and disclosure requirements. In order to obtain this exemption from withholding tax, a Non-U.S. Holder must provide its financial intermediary with an IRS Form W-8ECI properly certifying its eligibility for such exemption. Any such effectively connected dividends received by a corporate Non-U.S. Holder may be subject to an additional "branch profits tax" at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty), as adjusted for certain items. Non-U.S. Holders should consult their own tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition of Equity Shares

Subject to the discussions under "Information Reporting and Backup Withholding" above and under "FATCA" below, any gain realized on the sale or other disposition of Equity Shares by a Non-U.S. Holder generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the U.S. (or, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment, or fixed base, of the Non-U.S. Holder);

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met; or

•	the rules of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") apply to treat the gain as effectively connected with a U.S. trade or business.

A Non-U.S. Holder who has gain that is described in the first bullet point immediately above generally will be subject to U.S. federal income tax on the gain derived from the sale or other disposition pursuant to regular graduated U.S. federal income tax rates in the same manner as if it were a U.S. Holder. In addition, a corporate Non-U.S. Holder described in the first bullet point immediately above may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits (or at such lower rate as may be specified by an applicable income tax treaty), as adjusted for certain items.

A Non-U.S. Holder who meets the requirements described in the second bullet point immediately above will be subject to a flat 30% tax (or a lower tax rate specified by an applicable tax treaty) on the gain derived from the sale or other disposition, which gain may be offset by certain U.S. source capital losses (even though the individual is not considered a resident of the U.S.), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, pursuant to FIRPTA, in general, a Non-U.S. Holder is subject to U.S. federal income tax in the same manner as a U.S. Holder on any gain realized on the sale or other disposition of a "U.S. real property interest" ("USRPI"). For purposes of these rules, a USRPI generally includes stock in a U.S. corporation if such corporation's interests in U.S. real property constitute 50% or more, by value, of the sum of the U.S. corporation's (i) assets used in a trade or business, (ii) U.S. real property interests, and (iii) interests in real property outside of the U.S. A U.S. corporation whose interests in U.S. real property constitute 50% or more, by value, of the sum of such assets is commonly referred to as a U.S. real property holding corporation ("USRPHC"). If Equity Shares are treated as regularly traded on an established securities market (within the meaning of Section 897(c)(3) of the Code), FIRPTA generally will not apply to a disposition of Equity Shares by a Non-U.S. Holder that owns directly (or is deemed to own pursuant to attribution rules) 5% or less of the Equity Shares at any time during the relevant period, in which case such gain will be subject to U.S. federal income tax at rates generally applicable to U.S. Holders, except that the branch profits tax will not apply. The Company does not expect to be classified as a USRPHC. However, such determination is factual in nature and subject to change and no assurance can be provided as to whether the Company will be a USRPHC with respect to a Non-U.S. holder at any future time.

Information Reporting and Backup Withholding

With respect to distributions and dividends on Equity Shares, the Company must report annually to the IRS and to each Non-U.S. Holder the amount of distributions and dividends paid to such Non-U.S. Holder and any tax withheld with respect to such distributions and dividends, regardless of whether withholding was required with respect thereto. Copies of the information returns reporting such dividends and distributions and withholding also may be made available to the tax authorities in the country in which the Non-U.S. Holder resides or is established under the provisions of an applicable income tax treaty, tax information exchange agreement or other arrangement. A Non-U.S. Holder will be subject to backup withholding for dividends and distributions paid to such Non-U.S. Holder unless either (i) such Non-U.S. Holder certifies under penalty of perjury that it is not a U.S. person (as defined in the Code), which certification is generally satisfied by providing a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-8ECI (or appropriate successor form), and the payor does not have actual knowledge or reason to know that such holder is a U.S. person, or (ii) such Non-U.S. Holder otherwise establishes an exemption.

With respect to sales or other dispositions of Equity Shares, information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of Equity Shares within the U.S. or conducted through certain U.S.-related financial intermediaries, unless either (i) such Non-U.S. Holder certifies under penalty of perjury that it is not a U.S. person (as defined in the Code), which certification is generally satisfied by providing a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-8ECI (or appropriate successor form), and the payor does not have actual knowledge or reason to know that such holder is a U.S. person, or (ii) such Non-U.S. Holder otherwise establishes an exemption.

Whether with respect to distributions and dividends, or the sale or other disposition of Equity Shares, backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder's U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

FATCA

Withholding taxes may be imposed pursuant to the Foreign Account Tax Compliance Act ("FATCA") (Sections 1471 through 1474 of the Code) on certain types of payments made to non-U.S. financial institutions and certain other non- U.S. entities. Specifically, except as discussed below, a 30% withholding tax may be imposed on dividends on Equity Shares paid to a "foreign financial institution" or a "non-financial foreign entity" (each as defined in the Code).

Such 30% FATCA withholding will not apply to a foreign financial institution if such institution undertakes certain diligence and reporting obligations, or otherwise qualifies for an exemption from these rules. The diligence and reporting obligations include, among others, entering into an agreement with the U.S. Department of Treasury pursuant to which the foreign financial institution must (i) undertake to identify accounts held by certain "specified United States persons" or "United States-owned foreign entities" (each as defined in the Code), (ii) annually report certain information about such accounts, and (iii) withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

The 30% FATCA withholding will not apply to a non-financial foreign entity which either certifies that it does not have any "substantial United States owners" (as defined in the Code), furnishes identifying information regarding each substantial United States owner, or otherwise qualifies for an exemption from these rules.

THE FOREGOING SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES THAT MAY BE RELEVANT TO PARTICULAR HOLDERS OF EQUITY SHARES AND IS NOT TAX OR LEGAL ADVICE. HOLDERS OF EQUITY SHARES SHOULD ALSO REVIEW THE DISCLOSURE CONCERNING CANADIAN TAX CONSIDERATIONS AND SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX LAWS) OF ACQUIRING, HOLDING AND DISPOSING OF EQUITY SHARES.

ISSUERS WITH UNITED STATES CANNABIS-RELATED ASSETS

The Company currently derives 100% of its revenues from the cannabis industry in the United States. In accordance with Staff Notice 51-352, information regarding the current federal and state-level U.S. regulatory regimes in those jurisdictions where the Company is currently directly or indirectly involved through its subsidiaries, is disclosed in the AIF, which is incorporated by reference herein, under the heading "Cannabis Market Overview – Legal and Regulatory Framework". In accordance with Staff Notice 51-352, the Company intends to evaluate, monitor and reassess the disclosure contained or incorporated by reference herein, and any related risks, on an ongoing basis and the same will be supplemented and amended and made available to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding marijuana regulation. Any non- compliance, citations or notices of violation which may have an impact on the Company's licensing, business activities or operations are required by Staff Notice 51-352 to be promptly disclosed by the Company. For more information about risks related to the U.S. cannabis operations, refer to the discussion of risks and uncertainties set out under the heading "Risk Factors" in the AIF.

PRIOR SALES

The following summarizes the Equity Shares or securities convertible into, or exercisable to acquire, Equity Shares that have been issued by the Company during the 12 months prior to the date of this Prospectus Supplement:

Date Issued	Number of Glass House Securities	Issue or Exercise Price per Security (US$)(1)
December 7, 2023 – November 15, 2024	2,481,720 Equity Shares(2)	N/A
December 7, 2023 – November 28, 2024	1,972,342 Equity Shares(3)	N/A
December 11, 2023	820,000 warrants(4)	$6.00
December 26, 2023	60,000 stock appreciation rights(5)	$4.50
December 29, 2023	16,149 RSUs(6)	$4.72
December 31, 2023	140,079 Equity Shares(7)	$4.61
January 1, 2024	1,375,000 RSUs(6)	$4.72
February 22, 2024 – November 7, 2024	160,526 Equity Shares(8)	$3.08
March 18, 2024 – October 1, 2024	475,950 Equity Shares(8)	$2.26
March 29, 2024	18,526 RSUs(6)	$8.00
April 18, 2024	6,368 Equity Shares(11)	$6.00
April 18, 2024 – November 22, 2024	129,121 Equity Shares(11)	$5.00
May 17, 2024	286,406 Equity Shares(9)	$9.48
June 17, 2024	1,433,810 Equity Shares(8)	$6.83
April 12, 2024 – August 22, 2024	54,998 Equity Shares(8)	$4.60
June 1, 2024	1,521,200 RSUs(6)	$7.76
June 28, 2024	20,699 RSUs(6)	$7.21
June 30, 2024	92,643 Equity Shares(7)	$6.97
July 31, 2024	465,797 Equity Shares(10)	$6.62 – $6.78
September 1, 2024	608,100 RSUs(6)	$8.36
September 30, 2024	132,768 Equity Shares(8)	$2.49
September 30, 2024	16,993 RSUs(6)	$9.19

Notes:

(1)	For issuances of warrants and grants of stock options, represents the exercise price per underlying Equity Share. For grants of restricted share units ("RSUs"), represents the market price of the Equity Shares at the time of grant.
(2)	Settlements of RSUs.
(3)	Exchanges of Exchangeable Shares of MPB Acquisition Corp. for Equity Shares.
(4)	Issuance of warrants.
(5)	Grant of stock appreciation rights.
(6)	RSU grant.
(7)	Issuance of Equity Shares as payment in kind in lieu of cash.
(8)	Exercise(s) of stock options.
(9)	Bonus to employees paid in Equity Shares.
(10)	Issuance of Equity Shares in connection with earnout payment for Natural Healing Center dispensary acquisition.
(11)	Exercise of warrants.

TRADING PRICE AND VOLUME

Equity Shares

The issued and outstanding Equity Shares are listed and posted for trading on the Exchange under the symbol "GLAS.A.U". On November 29, 2024, being the last trading day prior to the date of this Prospectus Supplement, the closing price of the Equity Shares on the Exchange was US$6.98. The following table sets out the high and low sales prices and the volume traded of the Equity Shares for the 12 months preceding the date of this Prospectus Supplement.

		Cboe Canada
Calendar Period	High (US$)	Low (US$)	Volume
November 2024	8.37	6.66	849,265
October 2024	9.25	7.51	468,270
September 2024	9.50	8.23	726,930
August 2024	9.95	6.50	1,326,806
July 2024	10.00	6.17	833,123
June 2024	7.78	6.76	584,935
May 2024	10.35	7.74	550,485
April 2020	10.45	7.95	746,717
March 2020	8.01	6.13	569,222
February 2024	7.17	6.10	399,776
January 2024	6.20	4.56	690,652
December 2023	4.72	4.30	605,839
November 2023	5.11	3.95	1,116,875

RISK FACTORS

An investment in securities of the Company including in Equity Shares offered hereby is subject to certain risks, which should be carefully considered by prospective purchasers before purchasing such securities. In addition to information set out or incorporated by reference in this Prospectus Supplement and the Prospectus currently and from time to time, investors should carefully consider the risk factors indicated below. Any one of such risk factors could materially adversely affect the Company's business, prospects, financial condition, results of operations, cash flows and/or an investment in the Equity Shares and could cause actual events to differ materially from those described in forward-looking information and statements relating to the Company. Additional risks and uncertainties of which the Company is currently unaware or that are unknown or that the Company currently deems to be immaterial could have a material adverse effect on the Company's business, prospects, financial condition, results of operations and/or cash flows. The Company cannot provide any assurances that it will successfully address any or all of these risks. Purchasers should carefully consider the risks described under the heading "Risk Factors" in theProspectus and in the AIF. See "DocumentsIncorporated byReference".

At-the-Market Offering

Investors who purchase Equity Shares in this Offering at different times will likely pay different prices and so may experience different outcomes in their investment results. The Company will have discretion, subject to market demand, to vary the timing, prices and number of Equity Shares sold under the Offering, and there is no minimum or maximum sales price. Investors may experience a decline in the value of their Equity Shares as a result of Equity Share sales made at prices lower than the prices they paid.

Broad Discretion in the Use of Proceeds

The Company currently intends to allocate the net proceeds, if any, received from the Offering as described under "Use of Proceeds"; however management of the Company will have broad discretion in the application of the net proceeds from the Offering pursuant to this Prospectus Supplement and the Prospectus as well as the timing of their expenditures and may elect to allocate net proceeds differently from that described under "Use of Proceeds" if determined by management to be in the Company's best interests to do so, and could spend the proceeds in ways that do not improve the Company's results of operations or enhance the value of the Equity Shares. Shareholders may not agree with the manner in which management chooses to allocate and spend the net proceeds. The failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company's business and cause the price of the Equity Shares to decline. Pending their use, the Company may invest the net proceeds from the Offering pursuant to this Prospectus Supplement and the Prospectus in a manner that does not produce income or that losesvalue.

No Certainty Regarding Net Proceeds

There is no certainty that any Equity Shares will be sold under the Offering or that the full offering amount of US$25,000,000 will be raised under the Offering. The Agents have agreed to use their commercially reasonable efforts to sell, on the Company's behalf, the Equity Shares designated by the Company, however, the Company is not required to request the sale of the maximum amount offered or any amount and, if the Company requests a sale, the Agents are not obligated to purchase any Equity Shares that are not sold. As a result of the Offering being made with no minimum amount and only as requested by the Company, it may raise substantially less than the maximum total offering amount or nothing at all.

Additional Issuances of Equity Shares May Result in Dilution

The Company may issue additional securities in the future, which may dilute a shareholder's holdings in the Company. The Company's Articles permit the issuance of an unlimited number of Equity Shares, and existing shareholders will have no pre-emptive rights in connection with such further issuance. The Company's board of directors has discretion to determine the price and the terms of further issuances. The Company may also issue Equity Shares to finance future acquisitions. The Company cannot predict the size of future issuances of Equity Shares or the effect that future issuances and sales of Equity Shares will have on the market price of the Equity Shares. Issuances of a substantial number of additional Equity Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for the Equity Shares. With any additional issuance of Equity Shares, investors will suffer dilution to their voting power and economic interest in the Company.

Volatile Market Price of the Equity Shares

The market price of the Equity Shares and other listed securities of the Company from time to time, cannot be predicted and has been and may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company's control. This volatility may affect the ability of holders of Equity Shares or such other securities to sell their securities at an advantageous price. Market price fluctuations in the Equity Shares or such other securities may be due to the Company's operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts' estimates, adverse changes in general market conditions or competitive, regulatory or economic trends, adverse changes in the economic performance or market valuations of companies in the industry in which the Company operates, acquisitions, dispositions, strategic partnerships, joint ventures, capital commitments or other material public announcements by the Company or its competitors or government and regulatory authorities, operating and share price performance of the companies that investors deem comparable to the Company, addition or departure of the Company's executive officers and other key personnel, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Equity Shares or such other securities.

Financial markets have at times historically experienced significant price and volume fluctuations that have particularly affected the market prices of equity and convertible securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Equity Shares and other listed securities of the Company, from time to time, may decline even if the Company's operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue or arise, the Company's operations may be adversely impacted and the trading price of the Equity Shares and such other securities may be materially adversely affected.

Liquidity

The Company cannot predict at what prices the Equity Shares of the Company will trade and there can be no assurance that an active trading market will develop or be sustained. There is a significant liquidity risk associated with an investment in the Company.

Completion of the Offering is Subject to Conditions

The completion of the Offering remains subject to the satisfaction of a number of conditions. There can be no certainty that the Offering will be completed.

Global Financial Conditions Can Reduce Share Prices and Limit Access to Financing

The economic viability of the Company's business plan is impacted by the Company's ability to obtain financing. Global economic conditions impact the general availability of financing through public and private debt and equity markets, as well as through other avenues.

Significant political, market and economic events may have wide-reaching effects and, to the extent they are not accurately anticipated or priced into markets, may result in sudden periods of market volatility and correction. Periods of market volatility and correction may have an adverse impact on economic growth and outlook, as well as lending and capital markets activity, all of which may impact the Company's ability to secure adequate financing on favourable terms, or at all.

Furthermore, general market, political and economic conditions, including, for example, inflation, interest and currency exchange rates, political developments, legislative or regulatory changes, social or labour unrest and stock market trends will affect the Company's operating environment and its operating costs, profit margins and share price. Uncertainty or adverse changes relating to government regulation, economic and foreign policy matters, and other world events have the potential to adversely affect the performance of and outlook for the Canadian and global economies, which in turn may affect the ability of the Company to access financing on favourable terms or at all. The occurrence of negative sentiment or events in the Canadian and broader global economy could have a material adverse effect on the Company's business, financial condition, results of operations, cash flows or prospects.

Any Dividends Paid on the Equity Shares May Be Subject to Withholding Taxes

It is unlikely that the Company will pay any dividends on the Equity Shares in the foreseeable future. However, dividends received by shareholders who are residents of Canada for purpose of the Tax Act will be subject to United States withholding tax. Any such dividends may not qualify for a reduced rate of withholding tax under the Canada-United States tax treaty. In addition, a foreign tax credit or a deduction in respect of foreign taxes may not be available.

Dividends received by United States shareholders will not be subject to United States withholding tax but will be subject to Canadian withholding tax. Dividends paid by the Company will be characterized as United States source income for purposes of the foreign tax credit rules under the United States Tax Code. Accordingly, United States shareholders generally will not be able to claim a credit for any Canadian tax withheld unless, depending on the circumstances, they have an excess foreign tax credit limitation due to other foreign source income that is subject to a low or zero rate of foreign tax.

Enforcement of Judgments Against Foreign Persons may not be Possible

Canadian investors should be aware that each of the non-resident directors resides outside of Canada; as a result, it may not be possible for purchasers of the Equity Shares to effect service of process within Canada upon the non-resident persons. All or a substantial portion of the assets of each of the non-resident persons are likely to be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the non-resident persons in Canada or to enforce a judgment obtained in Canadian courts against the non-resident persons outside of Canada.

TRANSFER AGENT AND REGISTRAR

The transfer agents and registrar for the Equity Shares is Odyssey Trust Company at its principal transfer offices in Vancouver, British Columbia.

AUDITORS

Glass House's financial statements for the years ended December 31, 2023 and 2022, incorporated by reference in this Prospectus Supplement have been audited by Macias Gini & O'Connell LLP, as set forth in their report incorporated by reference in this Prospectus Supplement. Macias Gini & O'Connell LLP has confirmed that it is independent with respect to the Company in accordance with the rules of professional conduct that are relevant to its audit of the Company's consolidated financial statements.

INTEREST OF EXPERTS

Certain legal matters relating to the Offering will be passed upon on behalf of the Company by Bennett Jones LLP, and on behalf of the Agents by Mintz LLP. As of the date hereof, Bennett Jones LLP, and its partners and associates, and Mintz LLP, and its partners and associates, beneficially own, directly or indirectly, in their respective groups, less than 1 % of any class of outstanding securities of the Company.

EXEMPTION

Pursuant to a decision of the Autorité des marchés financiers dated April 23, 2024, the Company was granted a permanent exemption from the requirement to translate into French this Prospectus Supplement, the Prospectus as well as the documents incorporated by reference in this Prospectus Supplement or in the Prospectus in relation to any future "at-the- market" distribution. This exemption was granted on the condition that this Prospectus Supplement, together with the Prospectus and all documents incorporated by reference therein, be translated into French if the Company offers Securities (as defined in the Prospectus) to Québec purchasers in connection with an offering other than in relation to an "at-the-market" distribution.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in some provinces of Canada provides purchasers of securities with the right to withdraw from an agreement to purchase securities and with remedies for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser are not sent or delivered to the purchaser. However, purchasers of Equity Shares distributed under an at-the-market distribution by the Company do not have the right to withdraw from an agreement to purchase the Equity Shares and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the prospectus, prospectus supplement, and any amendment relating to Equity Shares purchased by such purchaser because the prospectus, prospectus supplement, and any amendment relating to the Equity Shares purchased by such purchaser will not be sent or delivered as permitted under Part 9 of NI 44-102.

Securities legislation in some provinces of Canada further provides purchasers with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus, prospectus supplement and any amendment relating to securities purchased by a purchaser contains a misrepresentation. Those remedies must be exercised by the purchaser within the time limit prescribed by securities legislation. Any remedies under securities legislation that a purchaser of Equity Shares distributed under an at-the-market distribution by the Company may have against the Company or the Agents for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the prospectus referred to above.

A purchaser should refer to applicable securities legislation for the particulars of these rights and should consult a legal advisor.

The foregoing statement of a purchaser's statutory rights supersedes the disclosure under "Purchasers' Statutory Rights" in the Prospectus solely with respect to the at-the-market distribution of Equity Shares made under this Prospectus Supplement.

CERTIFICATE OF THE COMPANY

Dated: December 2, 2024

The short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, will, as of the date of a particular distribution of securities under the prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this prospectus supplement, as required by the securities legislation of each of the provinces and territories of Canada.

(signed) "Kyle D. Kazan"	(signed) "Mark Vendetti"
Kyle Kazan	Mark Vendetti
Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

(signed) "Graham Farrar"	(signed) "Jocelyn Rosenwald"
Graham Farrar	Jocelyn Rosenwald
Director	Director

CERTIFICATE OF THE AGENTS

Dated: December 2, 2024

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, will, as of the date of a particular distribution of securities under the prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this prospectus supplement, as required by the securities legislation of each of the provinces and territories of Canada.

ATB SECURITIES INC.	CANACCORD GENUITY CORP.

(signed) "Yarik Zakrevsky"	(signed) "Steve Winokur"
Yarik Zakrevsky	Steve Winokur
Managing Director, Investment Banking	Managing Director, Investment Banking

This short form prospectus is a base shelf prospectus. This short form base shelf prospectus has been filed under legislation in each of the provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. Unless an exemption from the prospectus delivery requirement is available, the legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities. This short form prospectus is filed in reliance on an exemption from the preliminary base shelf prospectus requirement for a well-known seasoned issuer.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws. Accordingly, the securities may not be offered or sold in the United States, except in transactions exempt from registration under the U.S. Securities Act and applicable state securities laws. This short form base shelf prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States or its territories or possessions. See "Plan of Distribution".

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President of Investor Relations of Glass House Brands Inc. at 3645 Long Beach Boulevard, Long Beach California 90807; telephone: (562) 264-5078, and are also available electronically at www.sedarplus.ca and www.sec.gov.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering	May 16, 2024

GLASS HOUSE BRANDS INC.

Subordinate Voting Shares
Restricted Voting Shares
Limited Voting Shares
Preferred Shares
Debt Securities
Subscription Receipts
Warrants
Units

Glass House Brands Inc. (“Glass House” or the “Company”) may from time to time offer and issue the following securities: (i) subordinate voting shares in the capital of the Company (“Subordinate Voting Shares”); (ii) restricted voting shares in the capital of the Company (“Restricted Voting Shares”); (iii) limited voting shares in the capital of the Company (“Limited Voting Shares”, and together with the Subordinate Voting Shares and Restricted Voting Shares, the “Equity Shares”); (iv) preferred shares in the capital of the Company (“Preferred Shares”); (v) debt securities of the Company (“Debt Securities”); (vi) subscription receipts (“Subscription Receipts”) exchangeable for Equity Shares and/or other securities of the Company; (vii) warrants exercisable to acquire Equity Shares and/or other securities of the Company (“Warrants”); and (viii) securities comprised of more than one of Equity Shares, Preferred Shares, Debt Securities, Subscription Receipts and/or Warrants offered together as a unit (“Units”), or any combination thereof at any time during the 25-month period that this short form base shelf prospectus (including any amendments hereto, the “Prospectus”) remains valid. The Equity Shares, Preferred Shares, Debt Securities, Subscription Receipts, Warrants and Units (collectively, the “Securities”) offered hereby may be offered in one or more offerings, separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more prospectus supplements (each, a “Prospectus Supplement”). One or more securityholders of the Company may also offer and sell Securities under this Prospectus. See “The Selling Securityholders”.

The specific terms of any offering of Securities will be set forth in the applicable Prospectus Supplement and may include, without limitation, where applicable: (i) in the case of Equity Shares, the number of Equity Shares being offered, the offering price, whether the Equity Shares are being offered for cash, and any other terms specific to the Equity Shares being offered; (ii) in the case of Preferred Shares, the designation of the particular class or series, the number of Preferred Shares being offered, the offering price, whether the Preferred Shares are being offered for cash, the dividend rate, the dividend payment dates, any terms for redemption, any voting and conversion rights, the liquidation preference, and any other terms specific to the Preferred Shares being offered; (iii) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, maturity, interest provisions, authorized denominations, offering price, whether the Debt Securities are being offered for cash, the covenants, the events of default, any terms for redemption or retraction, any exchange or conversion rights attached to the Debt Securities, and any other terms specific to the Debt Securities being offered; (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, whether the Subscription Receipts are being offered for cash, the terms, conditions and procedures for the exchange of the Subscription Receipts into or for Equity Shares and/or other securities of the Company and any other terms specific to the Subscription Receipts being offered; (v) in the case of Warrants, the number of such Warrants offered, the offering price, whether the Warrants are being offered for cash, the terms, conditions and procedures for the exercise of such Warrants into or for Equity Shares and/or other securities of the Company and any other specific terms; and (vi) in the case of Units, the number of Units being offered, the offering price, the terms of the Equity Shares, Preferred Shares, Debt Securities, Subscription Receipts and/or Warrants underlying the Units, and any other specific terms.

As of April 30, 2024, the Company has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders (as defined below). See “Well-Known Seasoned Issuer”. All shelf information permitted under applicable securities legislation to be omitted from this Prospectus, including as permitted under the WKSI Blanket Orders, will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus unless an exemption from the prospectus delivery requirements is available. Each Prospectus Supplement will be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement and only for the purposes of the distribution of the Securities covered by that Prospectus Supplement. The offerings are subject to approval of certain legal matters on behalf of the Company by Bennett Jones LLP.

This Prospectus may qualify an “at-the-market distribution” as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”).

This Prospectus does not qualify for issuance Debt Securities, or Securities convertible or exchangeable into Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, without limitation, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. This Prospectus may qualify for issuance Debt Securities, or Securities convertible or exchangeable into Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as CORRA (Canadian Overnight Repo Rate Average), SOFR (Secured Overnight Financing Rate), EURIBOR, United States federal funds rate or the Wall Street Journal prime rate.

The Company and/or any selling securityholders may sell the Securities, separately or together: (i) to one or more underwriters or dealers; (ii) through one or more agents; or (iii) directly to one or more purchasers. The Prospectus Supplement relating to a particular offering of Securities will describe the terms of such offering of Securities, including: (i) the terms of the Securities to which the Prospectus Supplement relates, including the type of Security being offered, and the method of distribution; (ii) the name or names of any underwriters, dealers, agents or selling securityholders involved in such offering of Securities; (iii) the purchase price of the Securities offered thereby and the proceeds to, if any, and the expenses borne by, if any, the Company or the selling securityholders from the sale of such Securities; (iv) any commission, underwriting discounts and other items constituting compensation payable to underwriters, dealers or agents; (v) any discounts or concessions allowed or re-allowed or paid to underwriters, dealers or agents; and (vi) the identity of any selling securityholders. See “Plan of Distribution”.

- ii -

In connection with any offering of the Securities, subject to applicable laws and other than an “at-the-market distribution”, the underwriters or agents may over-allot or effect transactions that stabilize or maintain the market price of the offered Securities at a level above that which might otherwise prevail on the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See “Plan of Distribution”.

No underwriter, dealer or agent involved in an “at-the-market distribution”, no affiliate of such an underwriter, dealer or agent and no person or company acting jointly or in concert with such an underwriter, dealer or agent may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities or securities of the same class as the Securities distributed, including selling an aggregate number or principal amount of securities that would result in the underwriter, dealer or agent creating an over-allocation position in the Securities. See “Plan of Distribution”.

The issued and outstanding Equity Shares and certain Equity Share purchase warrants (the “Listed Warrants”) are listed and posted for trading on Cboe Canada, the new business name of the Neo Exchange Inc. (the “Exchange”) under the symbols “GLAS.A.U” and “GLAS.WT.U”, respectively, and on the OTCQX Best Market (the “OTCQX”) under the symbols “GLASF” and “GHBWF”, respectively. On May 15, 2024 the last trading day prior to the date of this Prospectus, the closing price per Equity Share and Listed Warrant on the Exchange was US$9.65 and US$1.79, respectively, and on the OTCQX was US$9.67 and US$1.65, respectively. Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares, Debt Securities, Subscription Receipts, Warrants and Units will not be listed on any securities exchange. There is no market through which these Securities may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of the Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation.

Investing in Securities is speculative and involves a high degree of risk and should only be made by persons who can afford the total loss of their investment. A prospective purchaser should therefore review this Prospectus and the documents incorporated by reference herein in their entirety and carefully consider the risk factors described or referenced under “Risk Factors” prior to investing in such Securities.

No underwriter, dealer or agent has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

Financial statements incorporated by reference herein have been prepared in accordance with U.S. generally accepted accounting principles. See “About this Short Form Base Shelf Prospectus.”

Prospective investors should be aware that the acquisition of Securities may have tax consequences both in the United States and Canada. This Prospectus does not discuss U.S. or Canadian tax consequences in any material detail and any such tax consequences may not be described fully in any applicable Prospectus Supplement with respect to a particular offering of Securities. Prospective investors should consult their own tax advisors with respect to their own particular circumstances prior to deciding to purchase any of the Securities.

The Company currently has five classes of issued and outstanding shares: (i) the Subordinate Voting Shares; (ii) the Restricted Voting Shares; (iii) the Limited Voting Shares; (iv) the Multiple Voting Shares (as defined below); and (v) the Preferred Shares. The Equity Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws. Each class of Equity Shares is entitled to one vote per share and each Multiple Voting Share is currently entitled to 50 votes per Multiple Voting Share on all matters upon which the holders of shares of the Company are entitled to vote, and holders of Equity Shares and Multiple Voting Shares (collectively, “Company Shares”) will vote together on all matters subject to a vote of holders of both those classes of shares as if they were one class of shares, except to the extent that a separate vote of holders as a separate class is required by law or provided by the articles of the Company (the “Articles”) and except that holders of Limited Voting Shares will not be entitled to vote on the election of directors. Holders of Equity Shares are entitled to receive, as and when declared by the board of directors of the Company (the “Board”), dividends in cash or property of the Company. Holders of Multiple Voting Shares are not entitled to receive any dividends. In the event of the liquidation, dissolution or winding-up of the Company, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Equity Shares shall, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Equity Shares (including any liquidation preference on any issued and outstanding Multiple Voting Shares and/or Preferred Shares), be entitled to participate ratably in the remaining property of the Company along with all holders of the other classes of Equity Shares (on a per share basis). Other than a liquidation preference of US$0.001 per Multiple Voting Share, the holders of Multiple Voting Shares are not entitled to receive, directly or indirectly, as holders of Multiple Voting Shares, any other assets or property of the Company, which is subject to the prior rights of the holders of any Company Shares ranking in priority to the Multiple Voting Shares. If an offer is made to purchase any class of Company Shares and such offer is one which is required, pursuant to Ontario securities legislation or the rules of a stock exchange on which such Company Shares that are subject to the offer are then listed, to be made to all or substantially all the holders of such Company Shares in a given province of Canada to which these requirements apply (assuming that the offeree was a resident in Ontario), each Subordinate Voting Share, Restricted Voting Share and/or Limited Voting Share shall become convertible, at the option of the holder, on a one-for-one basis, into such class of Company Shares that are subject to the offer, at any time while such offer is in effect until the date prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to such offer. See “Description of Capital Structure” for further details.

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The directors, Chairman and Chief Executive Officer and the Chief Financial Officer of the Company reside outside of Canada and each has appointed Bennett Jones LLP, 3400 One First Canadian Place, Toronto, Ontario M5X 1A4, as his or her agent for service of process in Canada. Macias Gini & O’Connell LLP, the auditor in respect of the audited financial statements of the Company, as at and for the years ended December 31, 2023 and 2022, is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that resides outside of Canada or is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction, even if the party has appointed an agent for service of process.

The Company’s head office is located at 3645 Long Beach Boulevard, Long Beach, California 90807, and its registered office is located at 666 Burrard Street, Suite 2500, Vancouver, British Columbia V6C 2X8 Canada.

This Prospectus qualifies the distribution of securities of an entity that currently directly derives all of its revenues from the cannabis industry in the State of California, which industry is illegal under U.S. Federal Law. As of the date hereof, 100% of the Company’s operations are in the United States. The Company is directly involved (through licensed subsidiaries) in the cannabis industry in the United States where local and State laws presently permit such activities. Currently, the subsidiaries and managed entities of the Company are directly engaged in the cultivation, manufacture, possession, use, sale, and/or distribution of cannabis and/or hold licenses in the adult-use and/or medicinal cannabis marketplace in the State of California. The Company is a vertically-integrated cannabis company in the United States with operations exclusively in the State of California.

The United States federal government regulates drugs through the Controlled Substances Act of 1970 (21 U.S.C.§ 811) (the “CSA”), which places controlled substances, including marijuana (defined as all parts of the plant cannabis sativa L. containing more than 0.3 percent tetrahydrocannabinol (THC)), in a schedule. Under the CSA, marijuana (also referred to as cannabis) is presently classified as a Schedule I controlled substance, although a proposal to reclassify cannabis as a Schedule III controlled substance was recently put forth by the United States Department of Justice (“DOJ”), of which the United States Drug Enforcement Agency (“DEA”) forms a part. The proposal is under review by the White House Office of Management and Budget (“OMB”) and, once and if approved by OMB, it will be published in the Federal Register for public comment.

Under United States federal law, a Schedule I controlled substance is defined as a substance with a high potential for abuse, no accepted medical use in the United States, and a lack of accepted safety for the use of the drug under medical supervision. The United States Food and Drug Administration has not approved marijuana as a safe and effective drug for any indication.

In the United States, marijuana is additionally and separately regulated at the State and local municipal levels. State laws and implementing regulations, and those ordinances and regulations of local municipalities, as applicable, regulating cannabis are in many cases in direct conflict with U.S. federal law, which makes cannabis use and possession federally illegal. Even in the event of a U.S. federal reclassification of cannabis to Schedule III, cannabis use and possession will remain federally illegal and state laws and implementing regulations will remain in conflict with U.S. federal law. Although certain states authorize medical or adult- use cannabis production and distribution by licensed or registered entities, under U.S. federal law, the manufacturing, distribution, possession, cultivation and retail dispensing of cannabis and any related drug paraphernalia is illegal, and any such acts are criminal acts under federal law. The Supremacy Clause of the United States Constitution establishes that the United States Constitution and federal laws made pursuant to it are paramount and, in case of conflict between federal and state law, the federal law shall control.

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Under President Barack Obama, the U.S. administration attempted to address the inconsistencies between federal and state regulation of cannabis in a memorandum sent by then-Deputy Attorney General James Cole to all United States Attorneys in August 2013 (the “Cole Memorandum”). The Cole Memorandum acknowledged that notwithstanding the designation of cannabis as a controlled substance at the federal level in the United States, several States had enacted laws relating to cannabis for medical and recreational purposes. The Cole Memorandum provided updated guidance to federal prosecutors concerning cannabis enforcement under the CSA in jurisdictions where the State had legalized some or all cannabis uses. The Cole Memorandum guidance applied to all of the DOJ’s enforcement activity, including civil enforcement and criminal investigations and prosecutions, concerning cannabis activity in all States. The Cole Memorandum explicitly limited federal investigation and prosecution of cannabis activities to a series of narrow federal priorities, effectively allowing State and local law to control legalization of cannabis for medicinal or recreational purposes. In March 2017, then newly-appointed Attorney General Jeff Sessions, a long-time opponent of state-regulated medical and recreational cannabis, noted limited federal resources and acknowledged that much of the Cole Memorandum had merit; however, he had previously stated that he did not believe it had been implemented effectively.

On January 4, 2018, former U.S. Attorney General Jeff Sessions issued a memorandum to U.S. district attorneys which rescinded previous guidance from the DOJ specific to cannabis enforcement in the United States, including the Cole Memorandum. With the Cole Memorandum rescinded, U.S. federal prosecutors were given discretion in determining whether to prosecute cannabis related violations of U.S. federal law, subject to budgetary constraints. On November 7, 2018, Mr. Sessions tendered his resignation as Attorney General at the request of then President Donald J. Trump. Following Mr. Sessions’ resignation, Matthew Whitaker began serving as Acting United States Attorney General, until February 14, 2019, when William Barr was appointed as the United States Attorney General. During his Senate confirmation hearing, Mr. Barr stated that he disagrees with efforts by States to legalize marijuana, but would not pursue marijuana companies in states that legalized marijuana under Obama administration policies. He stated further that he would not upset settled expectations that had arisen as a result of the Cole Memorandum. Federal enforcement of cannabis-related activity remained consistent with the priorities outlined in the Cole Memorandum throughout Attorney General Barr’s tenure.

On January 20, 2021, Joseph R. Biden Jr. was sworn in as the new President of the United States. During his campaign, he stated a policy goal to decriminalize possession of cannabis at the federal level. However, he has not publicly supported the full legalization of cannabis. There is little to no evidence to date that decriminalization of commercial cannabis activity, or robust legislative reform regarding cannabis so as to better facilitate commercial cannabis activity that is legal under state and local laws and regulations, is a priority of the Biden administration, much less a politically viable policy issue. President Biden nominated federal judge Merrick Garland to serve as his Attorney General. During his confirmation hearings in the Senate on February 22, 2021, Attorney General nominee Garland confirmed that he would not prioritize pursuing cannabis prosecutions in states that have legalized and that are regulating the use of cannabis, both for medical and adult use. The Senate confirmed Judge Garland as Attorney General on March 10, 2021. There is no guarantee, however, that federal enforcement will not occur under the present administration.

On October 6, 2022, President Biden instructed Attorney General Garland to review the classification schedule of cannabis, during a “Statement on Marijuana Reform.” This review has resulted in efforts to remove cannabis from Schedule I of the CSA, and to reclassify it within Schedule III. On August 30, 2023, the Department of Health and Human Services published its recommendation that marijuana should be moved to Schedule III. The DEA has the final say in whether to change marijuana’s scheduling, and is not bound to abide by the recommendations of the Department of Health and Human Services (“HHS”). However, the DEA has historically followed the recommendations of HHS.

On April 30, 2024, the DOJ indeed followed HHS’s recommendation and circulated a proposal to reclassify cannabis as a Schedule III controlled substance under the CSA, thereby commencing a formal rulemaking process. The proposal is under review by OMB and, if and when approved, will be published in the Federal Register for public comment. The associated federal rulemaking process is, therefore, ongoing and it is not clear when stakeholders can review the contents of the law and policy changes proposed by the DOJ. Any initially published proposal cannot be taken as the final form of any rule that is finally adopted as a result of the rulemaking, if it is indeed to be adopted at all following public comment and subsequent revisions of the substance of the proposed changes. There is no guarantee that cannabis will be reclassified as a Schedule III controlled substance under the CSA or if it will be removed from the list of Schedule I controlled substances, or that the final rule adopted as a result of the aforementioned rulemaking will be favorable to the Company.

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Additionally, changing marijuana’s scheduling under the CSA is not equivalent to decriminalizing marijuana use, and would serve to alter, but not eliminate, federal regulation of marijuana. Altering the scheduling would mean the federal government acknowledges some medical uses of marijuana, but would not change its current status as a controlled substance subject to stringent federal rules and regulations, nor would it necessarily reduce or simplify federal regulatory and legal barriers under federal law with respect to adult-use marijuana markets currently authorized under State and local laws. Altering the scheduling as proposed is anticipated to have a significant tax impact on commercial cannabis businesses including the Company. Namely, if rescheduling proceeds as expected, it is anticipated that commercial cannabis businesses could avoid unfavorable treatment under Section 280E of the Internal Revenue Code. Section 2 80E, which currently prevents commercial cannabis business from taking ordinary business deductions afforded to non-cannabis businesses, applies to businesses engaged in the sale or trafficking of Schedule I and Schedule II controlled substances but does not apply to Schedule III controlled substances.

If the Drug Enforcement Agency does not act to alter the scheduling of marijuana, Congress could take legislative action to remove marijuana from Schedule I, either choosing to move it to another schedule, create a new schedule or classification for marijuana under the CSA, or remove marijuana as a controlled substance all together.

On September 27, 2023, the Senate Banking Committee passed the Secure and Fair Enforcement Regulation Banking Act (“SAFER Banking Act”) out of committee. The SAFER Banking Act is now pending a vote of the full Senate. While some banks, credit unions, and other financial services providers will provide banking services to the cannabis industry, the majority of medicinal or recreational cannabis businesses do not participate in traditional banking systems due to the risks of federal prosecution. The SAFER Banking Act would include safe harbor from certain criminal, civil and administrative penalties which may otherwise result due to the status of marijuana under federal law or on the basis of a banking institution’s provision of financial services to a business that violates federal law. While marijuana would remain federally illegal under the SAFER Banking Act, the law would resolve existing tensions between federal and state law with respect to banking, lending to, and insuring a state-legal cannabis business. The SAFER Banking Act would create guidelines and restrictions surrounding due diligence of commercial cannabis businesses and ongoing monitoring for specific activities, essentially bringing the commercial cannabis industry in line with other highly regulated industries which are permitted to use traditional banking institutions. The SAFER Banking Act would allow the Company greater access to financial institutions, but would also come with increased regulatory oversight and routine reporting requirements for the Company regarding any and all transactions touching commercial cannabis.

Pending enactment of the SAFER Banking Act, the current FinCEN guidance (FIN-2014-G001, issued February 14, 2014) remains in line with the Cole Memorandum and details due diligence requirements, the requirement to file regular Suspicious Activity Reports for cannabis-related businesses, and compliance with Currency Transaction Reports. Existing guidelines permit banking institutions to service commercial cannabis industry if they follow strict guidelines and comply with regular mandatory reporting relating to those entities.

There is no guarantee that State and local laws legalizing and regulating the sale and use of cannabis will not be repealed, rescinded, amended, modified or overturned, that regulations will not be promulgated or amended which substantially alter the Company’s current operations or proposed expansion, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the United States Congress amends the CSA and other federal laws and policies applicable to commercial cannabis activity, or the DEA de-schedules or re-schedules cannabis, in a manner that results in federal law that no longer conflicts with the medical and/or adult-use cannabis legal and regulatory regimes within the state of California, including both state and local regulations (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that U.S. federal authorities may enforce current U.S. federal law. If the U.S. federal government were to begin to enforce certain U.S. federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed, rescinded, amended, modified or overturned, or if regulations are promulgated or amended which substantially alter the Company’s current operations or proposed expansion, the Company’s business results of operations, financial condition and prospects would likely be materially adversely affected. There also are a number of U.S. federal laws besides the CSA that heavily and disproportionately impact the cannabis industry, such as certain federal banking, tax laws, and securities laws, regulations, and policies, which are subject to change at any time in a manner such that the Company’s business results of operations, financial condition and prospects would likely be materially adversely affected. See “Risk Factors” in this Prospectus and the AIF (as defined below) for additional information on this risk.

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In light of the political and regulatory uncertainty surrounding the treatment of U.S. cannabis-related activities, including the rescission of the Cole Memorandum discussed above, on February 8, 2018, the Canadian Securities Administrators published Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana-Related Activities (“Staff Notice 51-352”) setting out the Canadian Securities Administrators’ disclosure expectations for specific risks facing issuers with cannabis-related activities in the United States. Staff Notice 51-352 includes additional disclosure expectations that apply to all issuers with U.S. cannabis-related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as issuers that provide goods and services to third parties involved in the U.S. cannabis industry.

The Company’s involvement in the U.S. cannabis market may subject it to heightened scrutiny by regulators, stock exchanges, clearing agencies, and other U.S. and Canadian authorities. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to operate in the U.S. or any other jurisdiction. The Company has received and continues to receive legal input regarding (i) compliance with applicable federal, state, and local regulatory frameworks, and (ii) potential exposure and implications arising from U.S. federal law in certain respects. The Company receives such input on an ongoing basis but does not have a formal legal opinion on such matters. There are a number of risks associated with the Company’s business. See “Cannabis Market Overview – Legal and Regulatory Matters – United States Federal Overview”, “Cannabis Market Overview – Legal and Regulatory Matters – U.S. Federal Enforcement Priorities”, “Risk Factors – the Company’s operations in the U.S. cannabis market may become the subject of heightened scrutiny” and “Risk Factors – Regulatory scrutiny of the Company’s industry may negatively impact its ability to raise additional capital” in the AIF.

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TABLE OF CONTENTS

ABOUT THIS SHORT FORM BASE SHELF PROSPECTUS	1
MEANING OF CERTAIN REFERENCES AND CURRENCY PRESENTATION	1
MARKET AND INDUSTRY DATA	1
CAUTION REGARDING FORWARD-LOOKING STATEMENTS	2
DOCUMENTS INCORPORATED BY REFERENCE	3
THE COMPANY	5
SUMMARY DESCRIPTION OF THE BUSINESS	6
THE SELLING SECURITYHOLDERS	7
DESCRIPTION OF CAPITAL STRUCTURE	8
DESCRIPTION OF DEBT SECURITIES	14
DESCRIPTION OF SUBSCRIPTION RECEIPTS	14
DESCRIPTION OF WARRANTS	14
DESCRIPTION OF UNITS	14
PLAN OF DISTRIBUTION	14
USE OF PROCEEDS	14
EARNINGS COVERAGE RATIO	14
CONSOLIDATED CAPITALIZATION	14
ISSUERS WITH UNITED STATES CANNABIS-RELATED ASSETS	15
PRIOR SALES	15
TRADING PRICE AND VOLUME	15
DIVIDENDS	15
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	15
RISK FACTORS	15
LEGAL MATTERS	17
AUDITORS, TRANSFER AGENT AND REGISTRAR	17
WELL-KNOWN SEASONED ISSUER	17
EXEMPTION	17
PURCHASERS’ STATUTORY RIGHTS	17
ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS	18
CERTIFICATE OF THE COMPANY	C-1

ABOUT THIS SHORT FORM BASE SHELF PROSPECTUS

An investor should rely only on the information contained in this Prospectus (including the documents incorporated by reference herein) and is not entitled to rely on parts of the information contained in this Prospectus (including the documents incorporated by reference herein) to the exclusion of others. The Company has not authorized anyone to provide investors with additional or different information. The Company takes no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus. Information contained on, or otherwise accessed through, the Company’s website shall not be deemed to be a part of this Prospectus and such information is not incorporated by reference herein.

The Company is not offering to sell the Securities in any jurisdictions where the offer or sale of the Securities is not permitted. The information contained in this Prospectus (including the documents incorporated by reference herein) is accurate only as of the date of this Prospectus or as of the date as otherwise set out herein (or as of the date of the document incorporated by reference herein or as of the date as otherwise set out in the document incorporated by reference herein, as applicable), regardless of the time of delivery of this Prospectus or any sale of the Equity Shares, Preferred Shares, Debt Securities, Subscription Receipts, Warrants and/or Units. The business, capital, financial condition, results of operations and prospects of the Company may have changed since those dates. The Company does not undertake to update the information contained or incorporated by reference herein, except as required by applicable Canadian securities laws.

This Prospectus shall not be used by anyone for any purpose other than in connection with an offering of Securities as described in one or more Prospectus Supplements.

The documents incorporated or deemed to be incorporated by reference herein contain meaningful and material information relating to the Company and readers of this Prospectus should review all information contained in this Prospectus, the applicable Prospectus Supplement and the documents incorporated or deemed to be incorporated by reference herein and therein.

The Company has included certain non-GAAP financial measures and non-GAAP ratios (within the meaning of the National Instrument 52–112 – Non-GAAP and Other Financial Measures Disclosure) in certain documents incorporated by reference in this Prospectus, including “EBITDA” (i.e., earnings before interest, taxes, depreciation and amortization) and “Adjusted EBITDA”. The Company prepares its consolidated financial statements in accordance with United States Generally Accepted Accounting Principles consistently applied (“GAAP”), and believes that any non-GAAP measures, together with measures determined in accordance with GAAP, provide prospective investors with an improved ability to evaluate the underlying performance of the Company. These non- GAAP measures are not recognized under GAAP and do not have standardized meanings prescribed by GAAP. Therefore, it is unlikely that these measures will be comparable to similarly titled measures reported by other issuers. The Company cautions readers to consider these non-GAAP financial measures and non-GAAP ratios in addition to, and not as an alternative for, measures calculated in accordance with GAAP. See section entitled “Non-GAAP Financial Measures” in the Company’s Annual MD&A and Interim MD&A (each as defined herein), as may be amended, modified or superseded, for further information in connection with non-GAAP financial measures, including reconciliations to the nearest historical GAAP measures. See “Documents Incorporated by Reference”.

MEANING OF CERTAIN REFERENCES AND CURRENCY PRESENTATION

References to dollars or “$” are to Canadian currency unless otherwise indicated. All references to “US$” refer to United States dollars. On May 15, 2024, the daily exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = $1.3615.

Unless the context otherwise requires, all references in this Prospectus to the “Company,” “we,” ”us” and “our” refer to Glass House Brands Inc. and its subsidiary entities on a consolidated basis.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, the market and industry data contained or incorporated by reference in this Prospectus is based upon information from independent industry publications, market research, analyst reports and surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any survey. The Company has not independently verified any of the data from third party sources referred to or incorporated by reference herein and accordingly, the accuracy and completeness of such data is not guaranteed.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated herein contains certain “forward-looking information” and “forward- looking statements”, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are based on the assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of current trends, conditions and expected developments, and are subject to risk factors that management believes to be relevant and reasonable in the circumstances as of the date that such statements are made. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, intends”, “anticipates” or “believes”, or variations of, or the negatives of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. The forward-looking statements contained in this Prospectus and the documents incorporated by reference herein may include, but are not limited to, information with respect to the Company’s expectations regarding: the legislative framework regarding the licensing and permitting of cannabis and related activities; proposed and anticipated changes to applicable laws and regulations regarding the state legalized cannabis market, associated fees and taxes and the business impact on the Company; any potential future legalization of adult-use and/or medical marijuana under U.S. federal law; the ability of the Company to realize the anticipated benefits of acquired businesses and the successful integration thereof; the potential size of the adult and medical-use state legalized cannabis markets in the jurisdictions in which the Company currently operates and may in the future operate; the availability and renewal of requisite licenses and permits on terms acceptable to the Company; anticipated future cultivation, manufacturing, retail and extraction capacity and output, and the resulting anticipated operational and financial benefits to the Company; expectations as to the development and distribution of the Company’s brands and products and the distribution of third-party products; estimated future sales, estimated future operating costs and other prospective financial performance and the resulting effects on the Company’s financial position; prospective operational performance; business prospects and objectives and near and long-term strategies, including growth strategies; competitive strengths; anticipated trends and challenges in the Company’s business and the markets in which it operates; the ability of the Company to satisfy the requirements of its debt obligations, and to repay, renew or refinance (at commercially reasonable terms) such indebtedness upon such indebtedness becoming payable; anticipated cash needs; the Company’s ability to raise funds in the capital markets and the resulting effects on the Company’s financial position; other economic, business, regulatory and/or competitive factors related to the Company or the state legalized cannabis industry generally, and other events or conditions that may occur in the future. These statements relate to future events or the Company’s future performance. By identifying statements as forward-looking statements, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such information and statements.

The forward-looking statements in this Prospectus are not a guarantee of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including among other things assumptions about: development costs remaining consistent with budgets; production and distribution costs remaining consistent with budgets; ability to manage anticipated and unanticipated costs; favourable equity and debt capital markets; the ability to raise sufficient capital to advance and sustain the business of the Company; favourable operating and economic conditions; political and regulatory stability; obtaining and maintaining all required licenses and permits; receipt of governmental approvals and permits; sustained labour stability; stability in financial and capital goods markets; favourable production levels and costs from the Company’s operations; the pricing of various cannabis products; the level of demand for cannabis products, including the Company’s products; the availability of employees, third party service providers and other inputs for the Company’s operations; and the Company’s ability to conduct operations in a safe, efficient and effective manner; the ability of the Company to successfully integrate acquisitions into its business. While the Company considers these assumptions to be reasonable, many of the assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

The forward-looking statements in this Prospectus and in the documents incorporated by reference herein are made as of the date of such documents and are inherently subject to known and unknown risks, uncertainties and other factors that may be beyond the Company’s ability to predict or control and that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: the fact that cannabis is a controlled substance and continues to be classified as a Schedule I drug under the CSA; the enforcement of U.S. federal law and any other relevant law; investors’ contributions to and involvement in such activities which may result in U.S. federal civil and/or criminal prosecution, including forfeiture of their entire investment; the Rohrabacher-Blumenauer Amendment (as defined in the AIF) not being renewed; federal and state forfeiture laws; the illegality of cannabis under U.S. federal law restricting the Company’s access to capital; anti-money laundering laws and regulation; restricted access to banking; heightened scrutiny by regulatory authorities; cannabis products travelling across borders; regulatory or political change; the fact that the cannabis industry is a relatively new industry and may not succeed; the Company’s management team or other owners could be disqualified from ownership in the Company; public opinion and perception; general regulation; licensure; California regulatory non-compliance; reclassification or rescheduling of cannabis in the United States under the CSA; service providers; enforceability of contracts; lack of access to the U.S. bankruptcy protections or other predictable means of resolving insolvency; environmental and regulation matters; the loss of the Company’s foreign private issuer status and potentially becoming a full domestic issuer in the United States; the Company’s Multiple Voting Shares and capital structure generally; the Company’s ability to refinance, extend or repay its indebtedness; limited operating history; reliance on management; successfully obtaining additional financing as required to fund the Company’s continuing operations; lack of profitability of the Company; competition; future acquisitions or dispositions; the agricultural business; vulnerability to rising energy costs; product liability; product recalls; results of future clinical research being unfavourable; reliance on key inputs; dependence on suppliers and skilled labour; growth management; cannabis products diversion; internal controls over financial reporting and/or disclosure controls and procedures being inadequate; forecasting and projections; leased premises; reliance on a single operating jurisdiction and lack of diversification; reliable data regarding the medical and adult-use marijuana industry; ongoing and/or future litigation; intellectual property rights; competition from synthetic production and technological advances; constraints on marketing cannabis products; fraudulent or illegal activity by employees, contractors and consultants; information technology systems, security breaches and cyber-attacks; taxation matters, including, without limitation, federal and California state and local taxes; high bonding and insurance coverage costs; global financial conditions; the fact that the Company is a holding company; increased costs as a result of being a public company; limitations on remedies and rights to indemnification; enforcing judgments and effecting service of process on directors and officers; past performance not being indicative of future results; market price volatility; the impact of the ongoing Russia-Ukraine military crisis, the Israel-Palestine conflict and other global events on financial markets; sales by existing securityholders, including upon expiration of existing lock-up arrangements; limited market for securities; climate change; interest rates and inflation; future sales of the Company’s securities and dilution; no market for certain Securities; discretion in the use of proceeds; and negative operating cash flows.

Risks relating to the Company are discussed under the heading “Risk Factors” in this Prospectus and under the heading “Risk Factors” in the AIF. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors, currently not known to the Company or deemed to be immaterial by the Company, that cause results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President of Investor Relations of the Company at 3645 Long Beach Boulevard, Long Beach California 90807; telephone (562) 264-5078. These documents are also available through the Internet on our website at www.glasshousebrands.com or on the Canadian System for Electronic Document Analysis and Retrieval + (“SEDAR+”), which can be accessed at www.sedarplus.ca. The information contained on, or accessible through, any of these websites is not incorporated by reference into this Prospectus and is not, and should not be considered to be, a part of this Prospectus, unless it is explicitly so incorporated.

As of the date hereof, the following documents, filed with the various securities commissions or similar authorities in each of the provinces and territories of Canada are specifically incorporated by reference into and form an integral part of this Prospectus:

1.	the annual information form of the Company dated April 1, 2024, for the fiscal year ended December 31, 2023 (the “AIF”);

2.	the audited consolidated financial statements of the Company as at and for the financial years ended December 31, 2023 and 2022, together with the notes thereto (the “Annual Financial Statements”) and the auditor’s report thereon;

3.	the management’s discussion and analysis of financial condition and results of operations (the “Annual MD&A”) in respect of the Annual Financial Statements;

4.	the unaudited condensed financial statements of the Company as at and for the three months ended March 31, 2024 (the “Interim Financial Statements”)

5.	the management’s discussion and analysis of financial condition and results of operations (the “Interim MD&A”) in respect of the Interim Financial Statements; and

6.	the management information circular of the Company dated May 17, 2023, prepared in connection with the annual general and special meeting of shareholders held on June 23, 2023.

Any document of the type required by National Instrument 44-101 — Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements and the auditor’s report thereon, management’s discussion and analysis and information circulars of the Company filed by the Company with securities commissions or similar authorities in Canada after the date of this Prospectus and prior to the completion or withdrawal of any offering under this Prospectus shall be deemed to be incorporated by reference into this Prospectus.

Upon a new interim financial report and related management’s discussion and analysis of the Company being filed with the applicable securities regulatory authorities during the currency of this Prospectus, the previous interim financial report and related management’s discussion and analysis of the Company most recently filed shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon new annual financial statements and related management’s discussion and analysis of the Company being filed with the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual financial statements and related management’s discussion and analysis and the previous interim financial report and related management’s discussion and analysis of the Company most recently filed shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon a new annual information form of the Company being filed with the applicable securities regulatory authorities during the currency of this Prospectus, the following documents shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder: (i) the previous annual information form, if any; (ii) material change reports filed by the Company prior to the end of the financial year in respect of which the new annual information form is filed; (iii) business acquisition reports filed by the Company for acquisitions completed prior to the beginning of the financial year in respect of which the new annual information form is filed; and (iv) any information circular of the Company filed by the Company prior to the beginning of the financial year in respect of which the new annual information form is filed. Upon a new information circular of the Company prepared in connection with an annual general meeting of the Company being filed with the applicable securities regulatory authorities during the currency of this Prospectus, the previous information circular of the Company, if prepared in connection with solely an annual general meeting of the Company, shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

A Prospectus Supplement to this Prospectus containing the specific variable terms in respect of an offering of the Securities will be delivered to purchasers of such Securities together with this Prospectus, unless an exemption from the prospectus delivery requirements is available, and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement only for the purposes of the offering of the Securities covered by such Prospectus Supplement.

Notwithstanding anything herein to the contrary, any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document incorporated or deemed to be incorporated by reference herein modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this Prospectus, except as so modified or superseded.

THE COMPANY

Corporate Structure

The Company was incorporated under the Business Corporations Act (British Columbia) (“BCBCA”) on April 16, 2019, as a special purpose acquisition corporation with the name Mercer Park Brand Acquisition Corp. (“Mercer Park”). On May 13, 2019, Mercer Park completed an initial public offering and became listed on the Exchange. On June 29, 2021, Mercer Park completed a qualifying transaction under the rules of the Exchange (the “Business Combination”) pursuant to the terms of an Agreement and Plan of Merger with GH Group, Inc., a California based vertically integrated cannabis company (“GH Group”), among other parties, dated as of April 8, 2021, as amended. Upon completion of the Business Combination, the Company acquired, indirectly, 100% of the common equity interests of GH Group, and changed its name to Glass House Brands Inc. See “Summary Description of the Business” and “Corporate Structure” herein and also see “Material Contracts” in the AIF.

As a result of the Business Combination, GH Group’s shareholders became the controlling shareholders of the Company, and the Company continued to carry on the business of GH Group. The Business Combination was effected by a reverse merger of an indirect subsidiary of Mercer Park with GH Group, with GH Group as the surviving entity, and GH Group became a majority-owned indirect subsidiary of the Company. See “Corporate Structure”.

In connection with the Business Combination, the Articles were amended to, among other things: (i) create and set the terms of the Restricted Voting Shares and Limited Voting Shares, (ii) amend the terms of Mercer Park’s Class A restricted voting shares to provide for the conversion of such shares into Restricted Voting Shares, Limited Voting Shares, or Subordinate Voting Shares, as applicable (rather than solely into Subordinate Voting Shares) on completion of the Business Combination, (iii) provide for the conversion of Mercer Park’s Class B shares directly or indirectly on a one-for-one basis into Equity Shares on completion of the Business Combination, (iv) amend the terms of the multiple voting shares of the Company (“Multiple Voting Shares”) to convert the terms of such class of shares into non-transferable, redeemable and retractable preferred shares carrying 50 votes per share with no dividend or conversion rights and a US$0.001 redemption and liquidation value, and (v) amend the terms of the Subordinate Voting Shares issuable on conversion of Mercer Park’s Class A restricted voting shares, including by amending the requirements in respect of who may hold Subordinate Voting Shares. Upon completion of the Business Combination, the Company’s Equity Shares and Listed Warrants began trading on the Exchange on July 5, 2021.

At the annual general and special meeting of shareholders of the Company held on June 23, 2023, the Company shareholders passed a special resolution in accordance with applicable Canadian laws approving an amendment to the Articles such that the Multiple Voting Shares would automatically be redeemed on the sixth (6th) anniversary of the initial issuance of the Multiple Voting Shares, or June 29, 2027. Previously, the Articles provided that the Multiple Voting Shares would automatically be redeemed on June 29, 2024, three years from the date of their initial issuance.

See “Description of Capital Structure” herein and in the AIF for additional details as to the share capital of the Company.

The head office of the Company is 3645 Long Beach Boulevard, Long Beach, California 90807. The registered office of the Company is 666 Burrard Street, Suite 2500, Vancouver, British Columbia V6C 2X8 Canada.

Set forth below is the organization chart of the Company, setting out all material subsidiaries of the Company and their jurisdiction of incorporation, formation or organization.

Note:

(1)	The voting securities of MPB Acquisition Corp. consist of Class A common shares of MPB Acquisition Corp. held by the Company and the Exchangeable Shares (as defined in the AIF) held by GH Group’s historical shareholders as a result of the Business Combination. As of December 31, 2023, the Company holds all of the Class A common shares of MPB Acquisition Corp., entitling the Company to approximately 71.54% of the votes attached to all voting securities of MPB Acquisition Corp. The holders of Exchangeable Shares are entitled to the remaining 28.46% of the votes attached to the voting securities of MPB Acquisition Corp. See “Description of the Capital Structure – Exchangeable Shares” in the AIF for further information with respect to the Exchangeable Shares.

SUMMARY DESCRIPTION OF THE BUSINESS

The Company is a vertically integrated cannabis company that operates exclusively in the state of California. The Company cultivates, manufactures, and distributes cannabis bulk flower and trim to wholesalers and cannabis consumer packaged goods to Company-owned and third-party retail stores in the state of California. The Company also owns and operates retail cannabis stores in the state of California.

The Company’s business is operated through its majority-owned subsidiary GH Group (previously named California Cannabis Enterprises, Inc.), which was incorporated under the laws of Delaware in 2018, and whose business in 2018 included cultivation (an approximately 150,000 sq. ft. Carpinteria, California greenhouse facility, with manufacturing (an approximately 20,000 sq. ft. extraction and manufacturing facility in Lompoc, California, and retail (Bud and Bloom, a California corporation with a cannabis dispensary located in Santa Ana, California and The Pottery, a California corporation, with a cannabis dispensary located in Los Angeles, California, which also, at such time, controlled an approximately 10,000 sq. ft. indoor cultivation operation on site).

In 2019, GH Group expanded its retail presence to include one of the three retail dispensary permits in Santa Barbara, California, under its “Farmacy” brand and established an omnichannel retail approach with web-based ordering capabilities and delivery optionality. See “Cannabis Market Overview – Compliance with License Requirements – Retail and Distribution” in the AIF for a discussion of the Company’s online sale and delivery regulatory compliance protocols. At the same time, GH Group strengthened its consumer-packaged goods brand-building and brand acquisition capabilities with an investment in brand-building around its “Glass House Farms” brand and the launch of the Forbidden Flowers brand in partnership with a well-known celebrity and social media influencer and content creator. On January 1, 2021, GH Group completed the acquisition of a fourth dispensary, iCANN, LCC d/b/a Farmacy Berkeley.

In 2020, GH Group expanded its cultivation footprint by over 300% with an approximately 355,000 sq. ft. greenhouse cultivation facility in unincorporated Carpinteria, California. GH Group’s manufacturing capacity was also scaled alongside the cultivation expansion in a new manufacturing facility located in Lompoc, California. During this time, sales of Glass House Farms products grew at market-leading rates, positioned as a “best in category”, attractively priced everyday brand.

During the third quarter of 2021, the Company completed its acquisition of an approximately 5.5 million square feet greenhouse facility located in Camarillo, California.

GH Group also added additional brands and form factors to its offerings to complement the strong positioning in the flower segment enjoyed by Glass House Farms. In edibles and topicals, the Company benefits from a partnership with a well-known cannabis activist and entrepreneur under its cannabis wellness brand “Mama Sue”.

Through these activities, the Company established the foundation for its ultimate strategy to create leading California cannabis brands company through a fully vertically integrated and licensed commercial cannabis business engaged in all licensed verticals: (i) cultivation; (ii) manufacturing; (iii) distribution; and (iv) retail. The Company strives to provide customers with consistently high-quality products across a range of trusted and recognizable brands.

More detailed information regarding the business of the Company can be found in the AIF and other documents incorporated by reference herein, as supplemented by the disclosure herein. See “Documents Incorporated by Reference”.

Recent Developments

There have been no material developments in the business of the Company since April 1, 2024, being the date of the AIF, that have not been disclosed in this Prospectus or the documents incorporated by reference herein.

THE SELLING SECURITYHOLDERS

Securities may be sold under this Prospectus by way of secondary offering by or for the account of certain of the Company’s securityholders. The Prospectus Supplement that the Company will file in connection with any offering of Securities by selling securityholders will include the following information:

•	the names of the selling securityholders;

•	the number or amount of Securities owned, controlled or directed of the class being distributed by each selling securityholder;

•	the number or amount of Securities of the class being distributed for the account of each selling securityholder;

•	the number or amount of Securities of any class to be owned, controlled or directed by the selling securityholders after the distribution and the percentage that number or amount represents of the total number of the Company’s outstanding Securities;

•	whether the Securities are owned by the selling securityholders both of record and beneficially, of record only, or beneficially only;

•	if a selling securityholder purchased any of the Securities held by him, her or it in the 12 months preceding the date of the Prospectus Supplement, the date or dates the selling securityholder acquired the Securities;

•	if a selling securityholder acquired the Securities held by him, her or it in the 12 months preceding the date of the Prospectus Supplement, the cost thereof to the selling securityholder in the aggregate and on a per security basis; and

•	all other information that is required to be included in the applicable Prospectus Supplement.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of the Company is comprised of an unlimited number of (i) Subordinate Voting Shares, (ii) Restricted Voting Shares, (iii) Limited Voting Shares, (iv) Multiple Voting Shares and (v) Preferred Shares.

As of April 30, 2024, there were 63,161,904 Equity Shares, 4,754,979 Multiple Voting Shares, and no Preferred Shares outstanding.

In addition, as of April 30, 2024, there were 8,101,086 Exchangeable Shares issued and outstanding in the capital of MPB Acquisition Corp., each of which is exchangeable at any time for one Equity Share. The Company also had an aggregate of 47,198,882 warrants, 1,344,373 stock options and 3,648,276 restricted share units outstanding, convertible or exercisable in each case to acquire the same number of Equity Shares.

The Preferred Shares are issuable in series with such terms as are determined by the Board from time to time. It is not intended that such Preferred Shares will be used for anti-takeover purposes.

The Equity Shares are “restricted securities” or “restricted shares”, as applicable, within the meaning of such term under applicable Canadian securities laws as (i) there is another class of Company Shares (namely, the Multiple Voting Shares) that carries a disproportionate vote per share relative to each class of Equity Shares, and (ii) the share terms of the Limited Voting Shares contain provisions that nullify certain of the voting rights attributable to the Limited Voting Shares (i.e., the Limited Voting Shares do not have votes in respect of the election of directors of the Company). The Company previously applied to and was granted by the Canadian provincial securities regulatory authorities an exemption from the provisions of National Instrument 41-101 – General Prospectus Requirements relating to restricted securities. The Company also previously applied for and was granted exemptive relief from the requirements under Part 10 of NI 51-102 – Continuous Disclosure Obligations, and from the requirements under Part 2 of OSC Rule 56-501 – Restricted Shares. The relief was granted pursuant to an order dated June 29, 2021 (the “Relief Order”).

The Company’s capital structure has been implemented in order to maintain the Company’s “foreign private issuer” status under U.S. securities laws and thereby avoid a commensurate material increase in the Company’s ongoing costs. This is accomplished by including a mandatory conversion mechanism in the Company’s share capital to decrease the number of shares eligible to be voted for directors of the Company if the Company’s FPI Threshold (as defined below) is exceeded. Each of the classes of Equity Shares is, as further described below, economically identical and mandatorily inter-convertible (continuously and without formality) based on (i) the holder’s status as a United States resident or a non-United States resident, and (ii) the status of the Company’s FPI Threshold.

As of the date of this Prospectus, the Equity Shares represent approximately 21% of the voting rights attached to outstanding voting securities of the Company and the Multiple Voting Shares represent approximately 79% of the voting rights attached to outstanding voting securities of the Company.

The following is a summary of the rights, privileges, restrictions and conditions attached to the Equity Shares, Multiple Voting Shares and Exchangeable Shares but does not purport to be complete. Reference should be made to the Articles of the Company and the full text of their provisions for a complete description thereof, which are available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Equity Shares

Exercise of Voting Rights

The holders of each class of Equity Shares are entitled to receive notice of, to attend (if applicable, virtually) and to vote at all meetings of shareholders of the Company, except that they are not able to vote (but are entitled to receive notice of, to attend and to speak) at those meetings at which the holders of a specific class are entitled to vote separately as a class under the BCBCA, and except that holders of Limited Voting Shares are not entitled to vote for the election of directors. The Subordinate Voting Shares and Restricted Voting Shares carry one vote per share on all matters. The Limited Voting Shares carry one vote per share on all matters except the election of directors, as the holders of Limited Voting Shares do not have any entitlement to vote in respect of the election for directors of the Company.

In connection with any Change of Control Transaction (as defined below) requiring approval of the holders of all classes of Equity Shares under the BCBCA, holders of the Equity Shares shall be treated equally and identically, on a per share basis, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of outstanding Subordinate Voting Shares, Restricted Voting Shares and/or Limited Voting Shares, as applicable, in respect of a resolution approving such Change of Control Transaction, voting separately as a class at a meeting of the holders of that class called and held for such purpose.

For purposes herein, a “Change of Control Transaction” means an amalgamation, arrangement, recapitalization, business combination or similar transaction of the Company, other than an amalgamation, arrangement, recapitalization, business combination or similar transaction that would result in (i) the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the continuing entity or its direct or indirect parent) more than 50% of the total voting power of the voting securities of the Company, the continuing entity or its direct or indirect parent, and more than 50% of the total number of outstanding Company Shares, the continuing entity or its direct or indirect parent, in each case as outstanding immediately after such transaction, and (ii) the shareholders of the Company immediately prior to the transaction owning voting securities of the Company, the continuing entity or its direct or indirect parent immediately following the transaction in substantially the same proportions (vis-à-vis each other) as such shareholders owned the voting securities of the Company immediately prior to the transaction (provided that in neither event shall the exercise of any exchangeable shares of a subsidiary of the Company that are exchangeable into Company Shares be taken into account in such determination).

Notwithstanding the foregoing, the holders of an outstanding class of Equity Shares shall be entitled to vote as a separate class, in addition to any other vote of shareholders that may be required, in respect of any alteration, repeal or amendment of the Articles (other than in respect of the creation of a series of Preferred Shares) which would: (i) adversely affect the rights of the holders of the applicable class of Equity Shares; (ii) affect the holders of any class of Equity Shares differently, on a per share basis from any other class of Equity Shares; or (iii) except as already set forth in the Articles, create any class or series of shares ranking equal to or senior to the applicable outstanding class of Equity Shares; and in each case such alteration, repeal or amendment shall not be effective unless a resolution in respect thereof is approved by a majority of the votes cast by holders of the applicable outstanding class of Equity Shares.

Dividends

Holders of Equity Shares are entitled to receive, as and when declared by the Board, dividends in cash or property of the Company. No dividend will be declared or paid on any class of Company Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on a per share basis) on all classes of Equity Shares then issued and outstanding. In the event of the payment of a dividend in the form of shares, holders of Subordinate Voting Shares, Restricted Voting Shares and Limited Voting Shares shall receive Subordinate Voting Shares, Restricted Voting Shares and Limited Voting Shares, respectively, unless otherwise determined by the Board, provided an equal number of shares is declared as a dividend or distribution on a per-share basis, without preference or distinction, in each case.

Liquidation, Dissolution or Winding-Up

In the case of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company for the purposes of a dissolution or winding-up of the Company, the holders of Equity Shares are entitled, subject to the prior rights of the holders of any Company Shares ranking in priority to the Equity Shares (including any liquidation preference on any issued and outstanding Multiple Voting Shares and/or Preferred Shares), to receive the Company’s remaining property. Each class of Equity Shares is entitled to share equally, on a share for share basis, with all other classes of Equity Shares in all distributions of such assets. No Preferred Shares are currently issued and outstanding.

Rights to Subscribe; Pre-Emptive Rights

The holders of Equity Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of shares, or bonds, debentures or other securities of the Company now or in the future.

Conversion

Under the Articles, where Subordinate Voting Shares are held of record, directly or indirectly, jointly by (i) one or more United States residents, and (ii) one or more non-United States residents, such Subordinate Voting Shares shall be deemed to be held of record by a United States resident. At the request of the Company, beneficial shareholders and actual or proposed transferees are required to respond to enquiries regarding their status as United States residents or non-United States residents, and are required to provide declarations or other documents with respect thereto, as may be necessary or desirable, in the discretion of the Company, failing which they would, in the Company’s discretion, be deemed to be United States residents.

If, at any given time, the Subordinate Voting Shares are held of record by United States residents, they will be automatically converted, without further act or formality, on a one-for-one basis into Restricted Voting Shares. If, at any given time, the Restricted Voting Shares or the Limited Voting Shares are held of record by non-United States residents, they will be automatically converted, without further act or formality, on a one-for-one basis into Subordinate Voting Shares.

Notwithstanding the foregoing, if, at any given time, the total number of Restricted Voting Shares represents a number equal to or in excess of the formulaic threshold set forth below (the “FPI Threshold”), then the minimum number of Restricted Voting Shares required to stay within the FPI Threshold will be automatically converted, without further act or formality, on a pro rata basis across all registered holders of Restricted Voting Shares (rounded up to the next nearest whole number of shares), on a one-for-one basis, into Limited Voting Shares:

(0.50 x Aggregate Number of Multiple Voting Shares, Subordinate Voting Shares and Restricted Voting Shares) – (Aggregate Number of Multiple Voting Shares held of record by United States residents)

If, at any given time, the total number of Restricted Voting Shares represents a number below the FPI Threshold, then a number of Limited Voting Shares will be automatically converted, without further act or formality, on a pro rata basis across all registered holders of Limited Voting Shares (rounded down to the next nearest whole number of shares), on a one-for-one basis, into Restricted Voting Shares, to the maximum extent possible such that the Restricted Voting Shares then represent a number of shares that is one share less than the FPI Threshold.

Notwithstanding the foregoing, in connection with a formal bid for all Equity Shares on identical terms made in compliance with Canadian securities laws that results in the bidder owning or controlling more than fifty percent (50%) of the total voting power of the voting securities of the Company for the election of directors (assuming the Limited Voting Shares each have one vote per share for the election of directors), the bidder may elect, by way of written notice to the Company: (i) that the Restricted Voting Shares it so acquires not be automatically converted into Limited Voting Shares; or (ii) that the Limited Voting Shares it so acquires not be automatically converted into Restricted Voting Shares.

The Company has been granted exemptive relief from the Canadian securities regulatory authorities such that, inter alia, each class of Equity Shares may be aggregated for the purposes of certain securities law reporting thresholds, including in respect of certain take-over bid and issuer bid rules and the early warning requirements under NI 62-104 – Take-Over Bids and Issuer Bids. Such exemptive relief was granted under the Relief Order.

If an Exclusionary Offer (as defined below) is made, each Subordinate Voting Share, Restricted Voting Share and/or Limited Voting Share shall become convertible, at the option of the holder, on a one-for-one basis, into such class of Equity Shares that are subject to the Exclusionary Offer, at any time while such offer is in effect until the date prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to such Exclusionary Offer. The conversion right may only be exercised in respect of Subordinate Voting Shares, Restricted Voting Shares and/or Limited Voting Shares, as applicable, for the purpose of depositing the resulting Subject Equity Shares (as defined below) pursuant to the offer, and for no other reason, including with respect to voting rights attached thereto, which are deemed to remain subject to the provisions concerning voting rights for Subordinate Voting Shares, Restricted Voting Shares and/or Limited Voting Shares, as applicable, notwithstanding their conversion. The transfer agent of the Company will be required to deposit the resulting converted shares pursuant to such offer on behalf of such holder.

For purposes herein: “Exclusionary Offer” means an offer to purchase Subject Equity Shares (as defined below) that: (i) is a General Offer (as defined below); and (ii) is not made concurrently with an offer to purchase one or more classes of Equity Shares that is identical to the offer to purchase the Subject Equity Shares in terms of price per share and percentage of outstanding shares to be taken up exclusive of shares owned immediately prior to the offer by the offeror, and in all other material respects, and that has no condition attached other than the right not to take up and pay for shares tendered if no shares are purchased pursuant to the offer for Subject Equity Shares; and for the purposes of this definition, if an offer to purchase Subject Equity Shares is a General Offer but not an Exclusionary Offer, the varying of any term of such offer shall be deemed to constitute the making of a new offer unless a variation identical in all material respects concurrently is made to the corresponding offer to purchase Subordinate Voting Shares, Limited Voting Shares or Restricted Voting Shares, as applicable. “Subject Equity Shares” means any one or more classes of Equity Shares that are subject to an Exclusionary Offer, other than Subordinate Voting Shares, Limited Voting Shares or Restricted Voting Shares, as applicable. “General Offer” means an offer to purchase Subject Equity Shares that must, by reason of applicable securities legislation or the requirements of any stock exchange on which the Subject Equity Shares are listed, be made to all or substantially all holders of Subject Equity Shares who are in a province of Canada to which any such legislation or requirement applies (assuming that the offeree was resident in Ontario).

Constraints on Share Ownership

Subject to the Specified Exceptions (as defined below), (i) the Subordinate Voting Shares are only able to be held of record, directly or indirectly, by non-United States residents, and (ii) the Restricted Voting Shares and Limited Voting Shares are only able to be held of record, directly or indirectly, by United States residents.

Pursuant to the “Specified Exceptions”, (i) the automatic conversion features of the Equity Shares do not apply in the context of Equity Shares held, beneficially owned or controlled by one or more underwriters solely for the purposes of a distribution to the public, and (ii) the United States resident/non-United States resident status of an entity holding, beneficially owning or controlling Equity Shares solely in the capacity of an intermediary in connection with either the payment of funds and/or the delivery of securities and which entity provides centralized facilities for the deposit, clearing or settlement of trades in securities (including CDS Clearing and Depositary Services Inc., or any successor or assign) without general discretionary authority over the voting or disposition of such Equity Shares is to be disregarded for purposes of the automatic conversion features of the Equity Shares.

Renamed as Common Shares

At the effective time that there are no Multiple Voting Shares issued and outstanding, the Subordinate Voting Shares may in the discretion of the Board from that point on be named and referred to as “Common Shares”.

Multiple Voting Shares

Exercise of Voting Rights

The holders of Multiple Voting Shares are entitled to receive notice of, to attend (if applicable, virtually) and to vote at all meetings of shareholders of the Company, except that they are not be able to vote (but are entitled to receive notice of, to attend (if applicable, virtually) and to speak) at those meetings at which the holders of a specific class are entitled to vote separately as a class under the BCBCA. The Multiple Voting Shares carry 50 votes per share, voting together with the other classes of Equity Shares as if they were a single class except where otherwise required by law or stock exchange requirements.

The holders of Multiple Voting Shares shall be entitled to vote as a separate class, in addition to any other vote of shareholders that may be required, in respect of any alteration, repeal or amendment of the Articles (other than in respect of the creation of a series of Preferred Shares) which would adversely affect the rights of the holders of the Multiple Voting Shares, and such alteration, repeal or amendment shall not be effective unless a resolution in respect thereof is approved by a majority of the votes cast by holders of the Multiple Voting Shares.

Dividends

Holders of Multiple Voting Shares shall not be entitled to receive any dividends.

Liquidation, Dissolution or Winding-Up

In the case of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company for the purposes of a dissolution or winding-up of the Company, the holders of Multiple Voting Shares shall be entitled, subject to the prior rights of the holders of any Company Shares ranking in priority to the Multiple Voting Shares (including any liquidation preference on any issued and outstanding Preferred Shares ranking in priority to the Multiple Voting Shares), to a liquidation preference of $0.001 per Multiple Voting Share (rounded down to the nearest cent taking into account all Multiple Voting Shares being liquidated at the relevant time by the applicable holder).

Right to Subscribe; Pre-Emptive Rights

The holders of Multiple Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of shares, or bonds, debentures or other securities of the Company.

Retraction and Redemption

The Multiple Voting Shares are retractable by the holders thereof at any time for $0.001 per Multiple Voting Share (rounded down to the nearest cent taking into account all Multiple Voting Shares being retracted at the relevant time by the applicable holder). In addition, the Multiple Voting Shares shall be automatically redeemed by the Company for $0.001 per Multiple Voting Share (rounded down to the nearest cent taking into account all Multiple Voting Shares being redeemed at the relevant time by the applicable holder) on the earliest of (i) the sixth (6th) anniversary of the Business Combination, and (ii) the date on which such Multiple Voting Shares are held or controlled by a person who is not a Permitted Holder (as defined in the Articles to be, in effect, a controlled affiliate). The Multiple Voting Shares are not transferable except to “Permitted Holders”, meaning a person controlled, directly or indirectly by the transferor which remains as such, and the applicable Multiple Voting Shares shall be automatically redeemed if the Permitted Holder ceases to be so controlled.

Compliance Provisions

The Company’s notice of articles and Articles contain, in respect of the Equity Shares, certain provisions to facilitate compliance with applicable regulatory and/or licensing regulations (the “Compliance Provisions”). The Compliance Provisions include a combination of certain remedies such as an automatic suspension of voting and/or dividend rights, as applicable, a discretionary right to force a share transfer to a third party and/or a discretionary redemption right in the Company’s favour, in each case to seek to ensure that the Company and its subsidiaries are able to comply with applicable regulatory and licensing regulations. The purpose of the Compliance Provisions is to provide the Company with a means of protecting itself from having a shareholder, or, as determined by the Board, a group of shareholders acting jointly or in concert, with an ownership interest of, whether of record or beneficially (or having the power to exercise control or direction over) (“Owning or Controlling”), 5% or more of the issued and outstanding shares of the Company, or such other number as is determined by the Board from time to time, and: (i) who a governmental authority granting licenses to, or otherwise governing the operations of, the Company or its subsidiaries has determined to be unsuitable to own Equity Shares; (ii) whose ownership of Equity Share may reasonably result in the loss, suspension or revocation (or similar action) with respect to any licenses or permits relating to the Company’s or its subsidiaries’ conduct of business (being the conduct of any activities relating to the cultivation, manufacturing, distributing and dispensing of cannabis and cannabis-derived products in the United States, which include the owning and operating of cannabis licenses) or in the Company being unable to obtain any new licenses or permits in the normal course, all as determined by the Board; or (iii) who have not been determined by the applicable regulatory authority to be an acceptable person or otherwise have not received the requisite consent of such regulatory authority to own the Equity Shares, as applicable, in each case within a reasonable time period acceptable to the Board or prior to acquiring any Equity Shares (in each case, an “Unsuitable Person”). The ownership restrictions in the Company’s notice of articles and Articles are also subject to an exemption for applicable depositaries and clearing houses as well as underwriters (as defined in the Securities Act (Ontario)) in the course of a distribution of securities.

Notwithstanding the foregoing, the Compliance Provisions provide that any shareholder (or group of shareholders acting jointly or in concert) proposing to Own or Control 5% or more of the issued and outstanding shares of the Company (or such other number as is determined by the Board from time to time) is required to provide not less than 3 0 days’ advance written notice to the Company by mail sent to the Company’s registered office to the attention of the Corporate Secretary and to obtain all necessary regulatory approvals. Upon any such shareholder(s) Owning or Controlling 5% or more of the issued and outstanding shares of the Company (or such other number as is determined by the Board from time to time), and having not received the requisite approval of any applicable regulatory authority to own the Equity Shares, the Compliance Provisions provide: (i) that such shareholder(s) may, in the discretion of the Board, be prohibited from exercising any voting rights and/or receiving any dividends from the Company, unless and until all requisite regulatory approvals are obtained; and (ii) the Company with a right, but not the obligation, at its option, upon notice to the Unsuitable Person, to: (A) redeem any or all Equity Shares directly or indirectly held by an Unsuitable Person; and/or (B) forcibly transfer any or all Equity Shares directly or indirectly held directly or indirectly by an Unsuitable Person to a third party. Such rights are required in order for the Company to comply with regulations in various jurisdictions where the Company or its subsidiaries are expected to conduct business.

Upon receipt by the holder of a notice to redeem or to transfer any or all of its Equity Shares, the holder is entitled to receive, as consideration therefor, (i) if the Equity Shares are then listed for trading on a stock exchange, no less than 9 5% of the lesser of (A) the closing price of the Equity Shares on the Exchange (or the then principal exchange on which the Company’s securities are listed for trading) on the trading day immediately prior to the closing of the redemption or transfer (or the average of the last bid and last asking prices if there was no trading on the specified date), and (B) the five-day volume weighted average price of the Equity Shares on the Exchange (or the then principal exchange on which the Company’s securities are quoted for trading) for the five trading days immediately prior to the closing of the redemption or transfer (or the average of the last bid and last asking prices if there was no trading on the specified dates), or (ii) if the Equity Shares are not then listed for trading on a stock exchange, a price per share to be determined by the Board, acting reasonably.

The foregoing restriction does not apply to the ownership, acquisition or disposition of Equity Shares as a result of: (i) transfer of Equity Shares occurring by operation of law including, inter alia, the transfer of Equity Shares to a trustee in bankruptcy, (ii) an acquisition or proposed acquisition by one or more underwriters who hold Equity Shares for the purposes of distribution to the public or for the benefit of a third party provided that such third party is in compliance with the foregoing restriction, or (iii) conversion, exchange or exercise of securities issued by the Company or a subsidiary into or for Equity Shares in accordance with their respective terms. If the Board reasonably believes that any such holder of the Equity Shares may have failed to comply with the foregoing restrictions, the Company may apply to the Supreme Court of British Columbia, or any other court of competent jurisdiction, for an order directing that such shareholder disclose the number of Equity Shares directly or indirectly held.

Notwithstanding the adoption of the Compliance Provisions, the Company may not be able to exercise such rights in full or at all, including its redemption rights. Under the BCBCA, a company may not make any payment to redeem shares if there are reasonable grounds for believing that the Company is unable to pay its liabilities as they become due in the ordinary course of its business or if making the payment of the redemption price or providing the consideration would cause the Company to be unable to pay its liabilities as they become due in the ordinary course of its business. Furthermore, the Company may become subject to contractual restrictions on its ability to redeem its Equity Shares by, for example, entering into a secured credit facility subject to such restrictions. In the event that restrictions prohibit the Company from exercising its redemption rights in part or in full, the Company will not be able to exercise its redemption rights absent a waiver of such restrictions, which the Company may not be able to obtain on acceptable terms or at all.

Ownership of Restricted Voting Shares and Limited Voting Shares

For reasons of tax efficiency, any holder of Multiple Voting Shares that holds at least two Restricted Voting Shares and/or Limited Voting Shares shall be deemed to hold (i) at least one Restricted Voting Share, and (ii) at least one Limited Voting Share.

Advance Notice Requirements for Director Nominations

The Articles contain an advance notice provision pertaining to the Company’s shareholders (who meet the necessary qualifications outlined in the Articles) seeking to nominate candidates for election as directors (a “Nominating Shareholder”) at any annual meeting of the shareholders, or for any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors (the “Advance Notice Provisions”). The following description is a summary only and is qualified in its entirety by the full text of the applicable provisions of the Articles which are available on the Company’s SEDAR+ profile at www.sedarplus.ca.

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Corporate Secretary of the Company. To be timely, a Nominating Shareholder’s notice to the Corporate Secretary must be made: (i) in the case of an annual meeting of shareholders (including an annual and special meeting), not less than 30 days’ prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting of shareholders (which is not also an annual meeting) called for the purpose of electing directors (whether or not called for other purposes as well), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of shareholders was made. The Articles also prescribe the proper written form for a Nominating Shareholder’s notice.

The chairperson of the meeting has the power and duty to determine whether a nomination was made in accordance with the notice procedures set forth in the Articles and, if any proposed nomination is not in compliance with such provisions, the discretion to declare that such defective nomination will be disregarded.

Notwithstanding the foregoing, the directors of the Board may, in their sole discretion, waive any requirement in the Advance Notice Provisions.

See “Description of Capital Structure” in the AIF for additional details as to the share capital of the Company.

DESCRIPTION OF DEBT SECURITIES

The description of the Debt Securities will be set forth in the applicable Prospectus Supplement relating to that offering of Debt Securities.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The description of the Subscription Receipts will be set forth in the applicable Prospectus Supplement relating to that offering of Subscription Receipts.

DESCRIPTION OF WARRANTS

The description of the Warrants will be set forth in the applicable Prospectus Supplement relating to that offering of Warrants.

DESCRIPTION OF UNITS

The description of the Units will be set forth in the applicable Prospectus Supplement relating to that offering of Units.

PLAN OF DISTRIBUTION

The plan of distribution for the offer and sale of Securities by the Company will be set forth in the applicable Prospectus Supplement relating to that offering of Securities.

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of Securities by the Company will be used for discretionary capital programs, potential future acquisitions, general corporate and working capital purposes and repayment of indebtedness outstanding from time to time. Each applicable Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities by the Company, which is expected to include disclosure with respect to, without limitation, the principal purposes of the proceeds to be raised, a description of the Company’s business objectives and current development milestones and how the proceeds raised under the Prospectus and, if applicable, other sources of financing, are to be used and sufficient relative to achieving such milestones, and details of the then financial condition of the Company. The Company will not receive any proceeds from any sale of Securities by the selling securityholders.

Management of the Company will retain broad discretion in allocating the net proceeds of any offering of Securities by the Company under this Prospectus and the Company’s actual use of the net proceeds may vary depending on the availability and suitability of investment opportunities and its operating and capital needs from time to time. See “Risk Factors – Discretion in the use of proceeds”. All expenses relating to an offering of Securities and any compensation paid to underwriting dealers or agents as the case may be, will be paid out of the proceeds from the sale of Securities, unless otherwise stated in the applicable Prospectus Supplement.

EARNINGS COVERAGE RATIO

The applicable Prospectus Supplement will provide, as required by applicable Canadian securities laws, the earnings coverage ratios with respect to the issuance of Securities pursuant to such Prospectus Supplement.

CONSOLIDATED CAPITALIZATION

April 1, 2024, the date of the Company’s most recently filed Annual Financial Statements, there have been no material changes to the Company’s share and loan capitalization on a consolidated basis. The applicable Prospectus Supplement will describe any material change in, and the effect of such material change on, the share and loan capitalization of the Company since the date of the Company’s financial statements for its most recently completed financial period included in such Prospectus Supplement, including any material change that will result from the issuance of Securities pursuant to such Prospectus Supplement.

ISSUERS WITH UNITED STATES CANNABIS-RELATED ASSETS

The Company currently derives 100% of its revenues from the cannabis industry in the United States. In accordance with Staff Notice 51-352, information regarding the current federal and state-level U.S. regulatory regimes in those jurisdictions where the Company is currently directly or indirectly involved through its subsidiaries, is disclosed in the AIF, which is incorporated by reference herein, under the heading “Cannabis Market Overview – Legal and Regulatory Framework”. In accordance with Staff Notice 51-352, the Company intends to evaluate, monitor and reassess the disclosure contained or incorporated by reference herein, and any related risks, on an ongoing basis and the same will be supplemented and amended and made available to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding marijuana regulation. Any non-compliance, citations or notices of violation which may have an impact on the Company’s licensing, business activities or operations are required by Staff Notice 51-352 to be promptly disclosed by the Company. For more information about risks related to the U.S. cannabis operations, refer to the discussion of risks and uncertainties set out under the heading “Risk Factors” in the AIF.

PRIOR SALES

Information in respect of prior sales of the Equity Shares or other Securities distributed under this Prospectus and for securities that are convertible or exchangeable into the Equity Shares or such other Securities within the previous 12- month period will be provided, as required, in a Prospectus Supplement with respect to the issuance of the Equity Shares or other Securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

The Equity Shares and Listed Warrants are currently listed on the Exchange under the trading symbol “GLAS.A.U” and “GLAS.WT.U”, respectively, and on the OTCQX under the trading symbols “GLASF” and “GHBWF”, respectively. Trading price and volume of the Equity Shares and the Listed Warrants will be provided, as required, in each Prospectus Supplement.

DIVIDENDS

The Company has not paid dividends and currently intends to reinvest any future earnings to finance the continued development and growth of its business. As a result, while the Company is not restricted from paying dividends other than pursuant to certain solvency tests prescribed under the BCBCA and pursuant to certain provisions in its Exchange Rights Agreement and its Loan Agreement (each as defined in the AIF) as noted below, the Company does not intend to pay dividends on any of its Equity Shares in the foreseeable future. Any future determination to pay distributions will be at the discretion of the Board and will depend on the financial condition, business environment, operating results, capital requirements, any contractual restrictions on the payment of distributions and any other factors that the Board deems relevant. The Exchange Rights Agreement restricts the Company from declaring or paying dividends on the Equity Shares unless economically equivalent dividends are declared and paid on the Exchangeable Shares, subject to applicable law. The Loan Agreement restricts the Company from declaring or paying dividends. Readers are referred to the AIF under the headings “Description of Capital Structure – Exchangeable Shares – Exchange Rights Agreement” and “General Development of the Business – Financing Transactions – Senior Secured Term Loan”.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax considerations generally applicable to investors described therein of purchasing, holding and disposing of the applicable Securities, including, in the case of an investor who is not a resident of Canada, Canadian non-resident withholding tax considerations.

RISK FACTORS

Before making an investment decision, prospective purchasers of Securities should carefully consider the information described in this Prospectus and the documents incorporated by reference herein (including subsequently filed documents incorporated by reference herein), including the applicable Prospectus Supplement. Additional risk factors relating to a specific offering of Securities may be described in the applicable Prospectus Supplement. Some of the risk factors described herein and in the documents incorporated by reference herein (including subsequently filed documents incorporated by reference herein), including the applicable Prospectus Supplement are interrelated and, consequently, investors should treat such risk factors as a whole. If any event arising from these risks occurs, the Company’s business, prospects, financial condition, results of operations and cash flows, and an investment in the Securities, could be materially adversely affected. In particular, see “Risk Factors” in the AIF. Additional risks and uncertainties of which the Company is currently unaware or that are unknown or that the Company currently deems to be immaterial could have a material adverse effect on the Company’s business, prospects, financial condition, results of operations and cash flows. The Company cannot provide any assurances that it will successfully address any or all of these risks.

Risks Related to an Offering of Securities

No assurance future financing will be available.

The Company may need to obtain additional financing in the future. The ability to obtain such additional financing will depend upon a number of factors, including the covenants to which it is subject under its existing senior secured term loan facility, prevailing market conditions and the operating performance of the Company. There can be no assurance that any such financing will be available to the Company on favorable terms or at all. If financing is available through the sale of debt, equity or capital properties, the terms of such financing may not be favorable to the Company. Failure to raise capital when required could have a material adverse effect on the Company’s business, financial condition and results of operations.

Return on Securities is not guaranteed.

There is no guarantee that Securities will earn any positive return in the short-term or long-term. A holding of Securities is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Securities is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

There may be no market for the Securities.

Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares, Debt Securities, Subscription Receipts, Warrants and Units will not be listed on any securities exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Securities, other than the Equity Shares, may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus and any applicable Prospectus Supplement. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities, and the extent of issuer regulation.

Discretion in the use of proceeds.

Management will have broad discretion concerning the use of the net proceeds from the offering of any Securities, as well as the timing of their expenditures. Depending on various factors, the intended use of net proceeds from the offering of any Securities may change. As a result, an investor will be relying on the judgment of management for the application of the net proceeds from the offering of any Securities. Management may use the net proceeds from the offering of any Securities in ways that an investor may not consider desirable if they believe it would be in the best interests of the Company to do so. The results and the effectiveness of the application of proceeds from an offering of any Securities are uncertain. If the proceeds are not applied effectively, the Company’s business, financial condition, results of operations or prospects may suffer.

Future sales or issuances of Securities could decrease the value of the Company’s Securities, dilute investors’ voting power and reduce our earnings per share.

The Company may sell additional Subordinate Voting Shares or other Securities in subsequent offerings (including through the sale of securities convertible into Subordinate Voting Shares or other Securities) and may issue additional Subordinate Voting Shares or other Securities to finance acquisitions, operations, or other projects. The Company cannot predict the size of future issuances of Subordinate Voting Shares or other Securities (or of securities convertible into Subordinate Voting Shares or other Securities) or the effect, if any, that future issuances and sales of the Company’s Securities will have on the market price of the Subordinate Voting Shares. Any transaction involving the issuance of previously authorized but unissued Subordinate Voting Shares, or Securities convertible into Subordinate Voting Shares, would result in dilution, possibly substantial, to shareholders of the Company. Exercises of presently outstanding stock options or warrants may also result in dilution to shareholders of the Company.

The Board has the authority to authorize certain offers and sales of additional Securities without the vote of, or prior notice to, shareholders of the Company. Such additional issuances may involve the issuance of Subordinate Voting Shares at prices less than the current market price for the Subordinate Voting Shares.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement relating to an offering of Securities, certain legal matters relating to the offering of Securities will be passed upon on behalf of the Company by Bennett Jones LLP with respect to matters of Canadian law. As of the date hereof, Bennett Jones LLP, and its partners and associates, beneficially own, directly or indirectly, as a group, less than 1% of any class of outstanding securities of the Company. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents with respect to matters of Canadian and, if applicable, United States or other foreign laws.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Macias Gini & O’Connell LLP is the auditor of the Company and has confirmed that it is independent with respect to the Company in accordance with the rules of professional conduct that are relevant to its audit of the Company’s consolidated financial statements.

The transfer agent and registrar for the Equity Shares is Odyssey Trust Company at its principal offices in Vancouver, British Columbia.

WELL-KNOWN SEASONED ISSUER

On December 6, 2021, the securities regulatory authorities in each of the provinces and territories of Canada each independently adopted a series of substantively harmonized blanket orders, including Ontario Instrument 44-501 – Exemption from Certain Prospectus Requirements for Well-known Seasoned Issuers (Interim Class Order), as extended by OSC Rule 44-502 – Extension To Ontario Instrument 44-501 Certain Prospectus Requirements For Well-Known Seasoned Issuers and equivalent local blanket orders in each of the other provinces and territories of Canada (as extended, amended or varied, collectively, the “WKSI Blanket Orders”) which came into force on January 4, 2022. This Prospectus has been filed by the Company in reliance upon the WKSI Blanket Orders, which permit “well-known seasoned issuers” (as such term is defined in the WKSI Blanket Orders), or “WKSIs”, to file a final short form base shelf prospectus as the first public step in an offering and exempt qualifying issuers from certain disclosure requirements relating to such final short form base shelf prospectus. As of April 30, 2024, the Company has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders.

EXEMPTION

Pursuant to a decision of the Autorité des marchés financiers dated April 23, 2024, the Company was granted a permanent exemption from the requirement to translate into French this Prospectus as well as the documents incorporated by reference therein and any Prospectus Supplement to be filed in relation to any future “at-the-market” distribution. This exemption is granted on the condition that this Prospectus and any Prospectus Supplement (other than in relation to an “at-the-market” distribution) be translated into French if the Company offers Securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market” distribution.

PURCHASERS’ STATUTORY RIGHTS

Unless provided otherwise in a Prospectus Supplement, the following is a description of a purchaser’s statutory rights. Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. However, purchasers of Securities distributed under an “at-the-market distribution” by the Company do not have the right to withdraw from an agreement to purchase the Securities and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of this Prospectus, any Prospectus Supplement(s), and any amendment relating to Securities purchased by such purchaser because this Prospectus, any Prospectus Supplement(s), and any amendment relating to the Securities purchased by such purchaser will not be sent or delivered, as permitted under Part 9 of NI 44-102.

Securities legislation in some provinces and territories of Canada further provides purchasers with remedies for rescission or, in some jurisdictions, revisions of the price or damages if this Prospectus, any Prospectus Supplement(s), and any amendment relating to securities purchased by a purchaser contains a misrepresentation. Those remedies must be exercised by the purchaser within the time limit prescribed by securities legislation. Any remedies under securities legislation that a purchaser of Securities distributed under an “at-the-market distribution” by the Company may have against the Company or its agents for rescission or, in some jurisdictions, revisions of the price, or damages if this Prospectus, any Prospectus Supplement(s), and any amendment relating to Securities purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the prospectus referred to above. A purchaser should refer to applicable securities legislation for the particulars of these rights and should consult a legal adviser.

Original purchasers of Securities which are convertible, exchangeable or exercisable for other securities of the Company (unless the Securities are reasonably regarded by the Company as incidental to the applicable offering as a whole) will have a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Securities. The contractual right of rescission will be further described in any applicable Prospectus Supplement, but will, in general, entitle such original purchasers to receive, upon surrender of the underlying securities, the amount paid for the applicable convertible, exchangeable or exercisable Securities (and any additional amount paid upon conversion, exchange or exercise) in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement.

In an offering of Securities which are convertible, exchangeable or exercisable for other securities of the Company, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in this Prospectus, the relevant Prospectus Supplement or an amendment thereto is limited, in certain provincial and territorial securities legislation, to the price at which the Securities which are convertible, exchangeable or exercisable for other securities of the Company are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon conversion, exchange or exercise of the Security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces or territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of this right of action for damages, or consult with a legal adviser.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS

The directors, Chairman and Chief Executive Officer and the Chief Financial Officer of the Company reside outside of Canada and each has appointed Bennett Jones LLP, 3400 One First Canadian Place, Toronto, Ontario M5X 1A4, as his or her agent for service of process in Canada. Macias Gini & O’Connell LLP, the auditor in respect of the audited financial statements of the Company for the years ended December 31, 2023 and 2022, is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that resides outside of Canada or is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction, even if the party has appointed an agent for service of process.

CERTIFICATE OF THE COMPANY

Dated: May 16, 2024

This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of the provinces and territories of Canada.

(signed) "Kyle D. Kazan"	(signed) "Mark Vendetti"
Kyle D. Kazan	Mark Vendetti
Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

(signed) "Graham Farrar"	(signed) "Jocelyn Rosenwald"
Graham Farrar	Jocelyn Rosenwald
Director	Director